As filed with the U.S. Securities and Exchange Commission on October [•], 2023.

Registration No. 333-274662

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

# Mach Natural Resources LP

(Exact name of registrant as specified in its charter)

| Delaware | 1311 | 93-1757616 |
|---|---|---|
| (State or other jurisdiction of incorporation or organization) | (Primary Standard Industrial Classification Code Number) | (I.R.S. Employer Identification No.) |

**14201 Wireless Way, Suite 300**
**Oklahoma City, Oklahoma 73134**
**(405) 252-8100**
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

**Tom L. Ward**
**Chief Executive Officer**
**14201 Wireless Way, Suite 300**
**Oklahoma City, Oklahoma 73134**
**(405) 252-8100**
(Name, address, including zip code, and telephone number, including area code, of agent for service)

**Copies to:**

| | |
|---|---|
| **Julian J. Seiguer, P.C.**<br>**Michael W. Rigdon, P.C.**<br>**Kirkland & Ellis LLP**<br>**609 Main Street, Suite 4700**<br>**Houston, Texas 77002**<br>**(713) 836-3600** | **Joshua Davidson**<br>**Douglas V. Getten**<br>**Baker Botts L.L.P.**<br>**910 Louisiana Street**<br>**Houston, Texas 77002**<br>**(713) 229-1234** |

**Approximate date of commencement of proposed sale of the securities to the public:**
**As soon as practicable after the effective date of this Registration Statement.**

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| | | | |
|---|---|---|---|
| Large accelerated filer | ☐ | Accelerated filer | ☐ |
| Non-accelerated filer | ☒ | Smaller reporting company | ☐ |
| | | Emerging Growth Company | ☒ |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

**The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.**

The information in this prospectus is not complete and may be changed. We may not sell the securities described herein until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell the securities described herein and it is not soliciting an offer to buy such securities in any jurisdiction where the offer or sale is not permitted.

**SUBJECT TO COMPLETION, DATED , 2023**

**PRELIMINARY PROSPECTUS**

# Mach Natural Resources LP

## 10,000,000 Common Units

## Representing Limited Partner Interests

---

Mach Natural Resources LP is a Delaware limited partnership focused on the acquisition, development and production of oil, natural gas and NGL reserves in the Anadarko Basin region of Western Oklahoma, Southern Kansas and the panhandle of Texas. This is the initial public offering of the common units of Mach Natural Resources LP. We are offering 10,000,000 common units representing limited partner interests. No public market currently exists for our common units. We expect the initial public offering price to be between $19.00 and $21.00 per common unit. We have applied to list our common units on the New York Stock Exchange, under the symbol "MNR." We are an "emerging growth company" as that term is used in the Jumpstart Our Business Startups Act.

**Investing in our common units involves risks. See "Risk Factors" beginning on page 27 of this prospectus.**

These risks include the following:

- We may not have sufficient available cash to pay any quarterly distribution on our common units following the payment of expenses, funding of development costs and establishment of cash reserves.
- Oil, natural gas and NGL prices are volatile. A sustained decline in prices could adversely affect our business, financial condition, results of operations, liquidity, ability to meet our financial commitments, ability to make our planned capital expenditures and our cash available for distribution.
- Unless we replace our produced reserves with acquired or developed new reserves, our reserves and production will decline, which would adversely affect our future cash flows, results of operations and cash available for distribution.
- Our operations are subject to stringent environmental laws and regulations that may affect our drilling and production operations and expose us to significant costs and liabilities that could exceed current expectations.
- Our general partner and its affiliates own a controlling interest in us and will have conflicts of interest with, and owe limited duties to, us, which may permit them to favor their own interests to the detriment of us and our unitholders.
- Our unitholders have limited voting rights and are not entitled to elect our general partner or its board of directors, which could reduce the price at which our common units will trade.
- Even if our unitholders are dissatisfied, they cannot remove our general partner without its consent.
- Our tax treatment depends on our status as a partnership for U.S. federal income tax purposes, as well as our not being subject to a material amount of entity-level taxation by individual states. If the Internal Revenue Service were to treat us as a corporation for U.S. federal income tax purposes or if we were otherwise subject to a material amount of entity-level taxation, then cash available for distribution to our unitholders could be reduced.
- Our unitholders may be required to pay taxes on their share of our income even if they do not receive any cash distributions from us.

---

**PRICE $ PER COMMON UNIT**

---

| | Per Common Unit | Total |
|---|---|---|
| Public offering price | $ | $ |
| Underwriting discount[(1)] | $ | $ |
| Proceeds, before expenses | $ | $ |

(1) Includes an aggregate structuring fee equal to 0.75% of the gross proceeds of this offering payable to Stifel, Nicolaus & Company, Incorporated and Raymond James & Associates, Inc. Please read "Underwriting."

We have granted the underwriters a 30-day option to purchase up to an additional 1,500,000 common units on the same terms and conditions as set forth above if the underwriters sell more than 10,000,000 common units in this offering.

**Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.**

The underwriters expect to deliver the common units on or about , 2023.

---

***Joint Book-Running Managers***

**Stifel** **Raymond James**

---

**, 2023**

## PROSPECTUS SUMMARY

*This summary highlights information contained elsewhere in this prospectus. Because this is a summary, it may not contain all of the information that may be important to you and to your investment decision. The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto included elsewhere in this prospectus. You should read the entire prospectus carefully and should consider, among other things, the matters set forth in "Risk Factors," "Forward-Looking Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical and unaudited pro forma consolidated financial statements and the related notes to each of those financial statements included elsewhere in this prospectus before deciding to invest in our common units. Unless otherwise indicated, the financial and operating information as well as the estimated proved and probable reserve information presented in this prospectus gives pro forma effect to the initial public offering and the use of proceeds therefrom and the Reorganization Transactions described herein and presents the data of the Mach Companies on a combined basis.*

*The information presented in this prospectus assumes (i) an initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover of this prospectus) and (ii) that the underwriters do not exercise their option to purchase up to an additional 1,500,000 common units, unless otherwise indicated. As used in this prospectus, the term "our general partner" refers to Mach Natural Resources GP LLC, a Delaware limited liability company, and the terms "Mach Natural Resources," "partnership," the "Company," "we," "our," "us" or similar terms refer to Mach Natural Resources LP, a Delaware limited partnership, and its subsidiaries. We include a glossary of some of the oil and natural gas terms and other terms used in this prospectus in Appendix B. Our estimated proved and probable reserve information included in this prospectus is based on reports prepared by Cawley, Gillespie & Associates, Inc., our independent reserve engineers.*

### Our Company

We are an independent upstream oil and gas company focused on the acquisition, development and production of oil, natural gas and NGL reserves in the Anadarko Basin region of Western Oklahoma, Southern Kansas and the panhandle of Texas. Our experienced management team, led by industry veteran Tom L. Ward, possesses deep operational and industry experience, particularly in Oklahoma and the Anadarko Basin. We leverage our extensive experience to identify the most attractive exploitation and development opportunities and optimize the production of current wells, efficiently drill our existing inventory of undeveloped locations and identify attractive low-risk acquisition opportunities.

Our partnership agreement requires us to distribute all of our cash on hand at the end of each quarter, less reserves established by our general partner, which we refer to as "available cash." We believe the lower decline nature of our Legacy Producing Assets (as defined below) and large inventory of horizontal drilling locations with average royalty burdens of less than 25%, coupled with our lower cash operating costs and owned midstream infrastructure, will support our ability to make cash distributions to our unitholders. We expect to maintain a conservative capital structure with the long-term goal of remaining substantially debt free. Nevertheless, our quarterly cash distributions may vary from quarter to quarter as a direct result of variations in the performance of our business, including those caused by fluctuations in commodity prices. Any such variations may be significant, and as a result, we may pay limited or even no cash distributions to our unitholders.

We seek to maximize cash distributions to unitholders through a combination of the development of our existing properties, primarily using our cash flow from operating activities, and the acquisition of producing properties. Our current acreage position in the Anadarko Basin is characterized as oil-rich with considerable natural gas content, notable historical production, low decline rates and average royalty burdens of less than 25%. Through a series of acquisitions since our inception, we have accumulated an acreage position consisting of approximately 936,000 net acres, of which 99% is held by production, and over 2,000 identified horizontal drilling locations, of which more than 750 of these are located in the Oswego formation, a prolific reservoir in north-central Oklahoma. We consider our large inventory of horizontal drilling locations to be low-risk based on information gained from the large number of existing wells in the area, industry activity surrounding our acreage, and the consistent and addition of the incremental third-party midstream revenue attributable to the non-operated portion of the working interest that we do not own. After adding the benefit of our midstream infrastructure, we believe these breakeven costs have comparable economics to the Midland and Delaware Basins.

- *Maintain low operating cost structure to support meaningful cash available for distribution.*  Our average cash operating costs during the twelve months ended June 30, 2023, including the benefit of our midstream infrastructure assets, were $12.51 per barrel of oil equivalent, which is 15% lower on average than other unconventional focused operators, and 55% lower on average than other conventional focused operators during the same period. We believe that our low cost structure will help enable us to make unitholder cash distributions during a negative commodity cycle.

- *Leverage industry expertise to improve operations and pursue opportunistic acquisitions in Oklahoma.*  Led by industry veteran Tom L. Ward, our senior management team has built lasting relationships with sellers and operators throughout the Anadarko Basin and has developed a track record of acquiring assets at consistently attractive valuations. We believe we can continue to execute opportunistic and accretive transactions that complement our operations in the Anadarko Basin, utilizing our technical expertise to identify acquisition opportunities where our production and cost optimization strategies will yield the greatest returns.

- *Ensure financial flexibility with conservative leverage and ample liquidity.*  We intend to conduct our operations through cash flow generated from operations with a focus on maintaining a disciplined balance sheet with little to no outstanding debt. Due to our historically strong operating cash flows and liquidity, we have substantial flexibility to fund our capital budget and to potentially accelerate our drilling program as conditions warrant. Our focus is on the economic extraction of hydrocarbons while maintaining a strong liquidity profile and remaining substantially debt free. Further, to mitigate the risk associated with volatile commodity prices and to further enhance the stability of our cash flow available for distribution, from time to time we may opportunistically hedge a portion of our production volumes at prices we deem attractive.

**Our Strengths**

We have a number of differentiated strengths that we believe help us successfully execute our business strategy, including:

- *Strong production and cash flow across a large acreage position.*  Our average net daily production for the twelve months ended June 30, 2023 was approximately 65 MBoe/d, with approximately 4,500 gross operated wells, and an average working interest of approximately 75%. We own extensive acreage in the Anadarko Basin, with approximately 936,000 net acres, approximately 99% of which is held by production. We believe our large acreage position enables us to optimize our development plan and support significant cash flow generation. For the six months ended June 30, 2023 and year ended December 31, 2022, on a pro forma basis, we generated $196 million and $639 million of net income, respectively, $256 million and $714 million of Adjusted EBITDA, respectively, and $43 million and $402 million of cash available for distribution, respectively. See "— Non-GAAP Financial Measures" and "Our Cash Distribution Policy and Restrictions on Distributions — Unaudited Pro Forma Cash Available for Distribution for the Year Ended December 31, 2022 and the Twelve Months Ended June 30, 2023."

- *Attractive portfolio of large and contiguous core acreage blocks supported by company owned midstream infrastructure.*  Since our founding, we have accumulated an acreage position consisting of approximately 936,000 net acres, of which 99% is held by production, and over 2,000 identified horizontal drilling locations, of which more than 750 are located in the Oswego formation. This large acreage position provides flexibility to accelerate our drilling program or execute opportunistic developments as conditions warrant. In addition, we own substantial gathering and processing assets, which improves our cost structure and enhances the stability of our hydrocarbon flows. We believe our acreage footprint and midstream systems allows us to monetize our production at favorable realized prices and reduces our operating costs while providing us with additional incremental third party revenue streams.

The diagram below depicts our organization and ownership after giving effect to the offering and the Reorganization Transactions and assumes that the underwriters do not exercise their option to purchase additional common units.



Mach Natural Resources GP LLC (4)
Mach Resources LLC (1)
Management and Others (2)
Bayou City Energy (3)
Public
MSA
non-economic general partnership interests
0.4% limited partnership interests
17.3% limited partnership interests
71.8% limited partnership interests
10.5% limited partnership interests
Mach Natural Resources LP
100%
Mach Natural Resources Intermediate LLC
100%
Mach Natural Resources HoldCo LLC
100%
100%
100%
BCE-Mach LLC
BCE-Mach II LLC
BCE-Mach III LLC


(1) Mach Resources is owned 50.5% by Tom L. Ward through the Tom L Ward 1992 Revocable Trust and 49.5% by WCT Resources LLC which is owned by certain trusts owned by certain of Tom L. Ward's family members over which Mr. Ward has control. We will contract with Mach Resources for our employees and other services. See "Certain Relationships and Related Party Transactions" and "Risk Factors — Risks Related to Our Business — We depend on Mach Resources to provide us services necessary to operate our business. If Mach Resources were unable or unwilling to provide these services, it would result in a disruption in our business that could have an adverse effect on our financial position, financial results and cash flow."

(2) Collectively refers to our current officers and employees who own direct and indirect equity interests in the Mach Companies. Includes equity interests of trusts affiliated with Mr. Ward.

(3) Investment funds managed by BCE will own their interests in Mach Natural Resources LP through BCE-Mach Aggregator LLC, a holding company in which investment funds managed by Bayou City Energy Management, LLC hold a majority interest.

(4) BCE-Mach Aggregator LLC and Mach Resources collectively wholly own Mach Natural Resources GP LLC, our general partner, with BCE-Mach Aggregator and Mach Resources owning approximately 80.3% and 19.7% of the outstanding membership interests, respectively.

**Management of Mach Natural Resources**

We are managed and operated by the board of directors (the "Board") and executive officers of our general partner, Mach Natural Resources GP LLC. Our unitholders will not be entitled to elect our general partner or its directors or otherwise participate in our management or operations. For information about the executive officers and directors of our general partner, please read "Management."

The members of our general partner are (i) BCE-Mach Aggregator, the majority of the membership interests of which are owned by investment funds managed by Bayou City Energy Management, LLC and its affiliates, which we refer to collectively as the Sponsor, and (ii) Mach Resources, which is controlled by Tom L. Ward, with such membership interests and Board appointment rights of such members held in proportion to their respective

limited partnership interest ownership in us. Such proportional membership interest of Tom L. Ward includes certain ownership of trusts affiliated with Mr. Ward, which such membership interests currently represent approximately 1.7% of our outstanding common units.

Specifically, each of BCE-Mach Aggregator and Mach Resources shall separately be entitled to appoint (i) one director if its membership interests are greater than 0% but equal to or less than 25%, (ii) two directors if its membership interests are greater than 25% but equal to or less than 50%, (iii) three directors if its membership interests are greater than 50% but equal to or less than 75%, (iv) four directors if its membership interests are greater than 75% but less than 100% and (v) five directors if its membership interests are 100%. Further, to the extent each of BCE-Mach Aggregator and Mach Resources are entitled to appoint a director, each shall only be entitled to appoint one director that is not Independent (as defined in the general partner agreement). As a result, the Sponsor will control our general partner and will be entitled to appoint four members of the Board initially and Mach Resources shall be entitled to appoint one member of the Board initially, who shall be Tom L. Ward.

Additionally, pursuant to the general partner agreement, the Board shall have the right by delivery of written notice to BCE-Mach Aggregator and Mach Resources to require the Company, the Board and BCE-Mach Aggregator and Mach Resources, to take all necessary action to transfer all of the outstanding membership interests of our general partner to the Company for no additional consideration and amend our partnership agreement to provide the holders of common units with voting rights in the election of the members of the Board, as the general partner of the Company.

Our operations are conducted through, and our assets are currently owned by, various subsidiaries. Although all of the employees that conduct our business are either employed by Mach Resources or its subsidiaries, we sometimes refer to these individuals in this prospectus as our employees.

### Our Sponsor

Our Sponsor was founded in 2015 by Will McMullen and is a leading upstream-focused private equity firm with $2.2 billion in assets under management. BCE targets control-oriented investments in free-cash-flow focused assets in partnership with best-in-class management teams. BCE has invested approximately $1.0 billion in the Mid-Continent region, and has an investment team with diverse experience across the sector. We believe our relationship with our sponsor gives us access to a highly accomplished and aligned investment partner.

### Implications of Being an Emerging Growth Company

We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act (the "JOBS Act"). For as long as we are an emerging growth company, unlike other public companies that are not emerging growth companies under the JOBS Act, we are not required to:

- provide an auditor's attestation report on management's assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002;

- provide more than two years of audited financial statements and related management's discussion and analysis of financial condition and results of operations nor more than two years of selected financial data in a registration statement on Form S-1;

- comply with any new requirements adopted by the Public Company Accounting Oversight Board (the "PCAOB") requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; or

- provide certain disclosure regarding executive compensation required of larger public companies required by the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act").

We will cease to be an emerging growth company upon the earliest of:

- the last day of the fiscal year in which we have $1.235 billion or more in annual revenues (as such amount may be adjusted by the SEC for inflation);

- the date on which we become a "large accelerated filer" (the fiscal year-end on which the total market value of our common equity securities held by non-affiliates is $700 million or more as of June 30 of such year);

- the date on which we issue more than $1.0 billion of non-convertible debt over a three-year period; or

- the last day of the fiscal year following the fifth anniversary of our initial public offering.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the "Securities Act"), for complying with new or revised accounting standards. We have elected to avail ourselves of the provision of the JOBS Act that permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. As a result, we will not be subject to new or revised accounting standards at the same time as other public companies that are not emerging growth companies. We intend to take advantage of the other exemptions discussed above, both in this prospectus and in future filings with the U.S. Securities and Exchange Commission (the "SEC"). Accordingly, the information contained herein and that we provide to our unitholders from time to time may be different than the information you receive from other public companies. For additional information, see the section titled "Risk Factors — Risks Inherent in an Investment in Us — For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements that apply to other public companies, including those relating to auditing standards and disclosure about our executive compensation. Taking advantage of the longer phase-in periods for the adoption of new or revised financial accounting standards applicable to emerging growth companies may make our common units less attractive to investors."

### Principal Executive Offices and Internet Address

Our principal executive offices are located at 14201 Wireless Way, Suite 300, Oklahoma City, Oklahoma 73134 and our telephone number at that address is (405) 252-8100. Our website address is *www.machresources.com*. We expect to make our periodic reports and other information filed with or furnished to the SEC available free of charge through our website as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on, or otherwise accessible through, our website or any other website is not incorporated by reference into, and does not constitute a part of, this prospectus.

### Summary of Conflicts of Interest and Duties

Under our partnership agreement, our general partner has a duty to manage us in a manner it believes is not adverse to our best interests. However, because our general partner is owned by BCE-Mach Aggregator and Tom L. Ward through his ownership of Mach Resources, the officers and directors of our general partner also have a duty to manage the business of our general partner at the direction of BCE-Mach Aggregator and Tom L. Ward through his ownership of Mach Resources. As a result of this relationship, conflicts of interest may arise in the future between us and our unitholders, on the one hand, and our general partner and its affiliates, the Sponsor and Tom L. Ward in his capacity as a member of our general partner through his ownership of Mach Resources, on the other hand; provided, however, that upon our adoption of our code of business conduct, we would expect that any such member of our management, so long as they are an executive officer, will be required to avoid personal conflicts of interest and not compete against us, in each case unless approved by the Board. For example, our general partner is entitled to make determinations that affect our ability to generate the cash flow necessary to make cash distributions to our unitholders, including determinations related to:

- purchases and sales of oil and natural gas properties and other acquisitions and dispositions, including whether to pursue acquisitions that may also be suitable for the Sponsor or any affiliate of the Sponsor;

- the manner in which our business is operated;

- the level of our borrowings;

- the amount, nature and timing of our capital expenditures; and

- the amount of cash reserves necessary or appropriate to satisfy our general, administrative and other expenses and debt service requirements and to otherwise provide for the proper conduct of our business.

For a more detailed description of the conflicts of interest and duties of our general partner, please read "Risk Factors — Risks Inherent in an Investment in Us" and "Conflicts of Interest and Duties."

Our partnership agreement can generally be amended with the consent of our general partner and the approval of the holders of a majority of our outstanding common units (including any common units held by our general partner and its affiliates). Upon consummation of this offering and the application of the use of proceeds as described under "Use of Proceeds," our general partner will continue to be controlled by the Sponsor and Tom L. Ward through his ownership of Mach Resources. The Sponsor will own and control the voting of an aggregate of approximately 71.8% of our outstanding common units (or 70.6% of our outstanding common units if the underwriters exercise in full their option to purchase additional common units). Tom L. Ward will beneficially own and control the voting of an aggregate of approximately 14.4% of our outstanding common units (or 14.1% of our outstanding common units if the underwriters exercise in full their option to purchase additional common units). In addition, certain trusts affiliated with Mr. Ward for which an employee of Mach Resources is the trustee will own and control the voting of an aggregate of approximately 1.7% of our outstanding common units (assuming that the underwriters do not exercise their option to purchase additional common units). Assuming that we do not issue any additional common units and the Sponsor and Tom L. Ward do not transfer their respective common units, the Sponsor and Tom L. Ward will have the ability to control any amendment to our partnership agreement, including our policy to distribute all of our available cash to our unitholders. Please see "Risk Factors — Risks Inherent in an Investment in Us" and "The Partnership Agreement — Amendment of the Partnership Agreement."

Delaware law provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties owed by the general partner to limited partners and the partnership. Our partnership agreement contains various provisions replacing the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing the duties of our general partner and contractual methods of resolving conflicts of interest. The effect of these provisions is to restrict the duties owed and remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of its fiduciary duties. Our partnership agreement also provides that affiliates of our general partner, including the Sponsor and its affiliates, are not restricted from competing with us, and neither our general partner nor its affiliates have any obligation to present business opportunities to us. By purchasing a common unit, the purchaser agrees to be bound by the terms of our partnership agreement, and pursuant to the terms of our partnership agreement, each holder of common units consents to various actions and potential conflicts of interest contemplated in our partnership agreement that might otherwise be considered a breach of fiduciary or other duties under Delaware law. Please read "Conflicts of Interest and Duties — Duties of Our General Partner" for a description of the duties imposed on our general partner by Delaware law, the replacement of those duties with contractual standards under our partnership agreement and certain legal rights and remedies available to holders of our common units.

In connection with this offering, the Company will enter into a management services agreement ("MSA") with Mach Resources. Under the MSA, Mach Resources will manage and perform all aspects of oil and gas operations and other general and administrative functions for the Company. On a monthly basis, the Company will reimburse Mach Resources for certain costs and expenses related to its performance under the MSA. For a description of our other relationships with our affiliates, please read "Certain Relationships and Related Party Transactions."

## The Offering

Common units offered by us . . . . . . . . . . . .    10,000,000 common units representing limited partner interests (11,500,000 common units if the underwriters exercise in full their option to purchase additional common units).

Units outstanding after this offering . . . . . .    95,000,000 common units representing limited partner interests in us (95,000,000 common units if the underwriters exercise their option in full to purchase additional common units).

Use of proceeds . . . . . . . . . . . . . . . . . . . . .    We expect the net proceeds from the offering to be approximately $181.0 million ($208.9 million if the underwriters exercise their option to purchase additional units in full), based upon the assumed initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover of this prospectus), after deducting underwriting discounts and estimated expenses. We expect to use approximately $82.1 million of the proceeds from this offering as follows: to (i) repay in full and terminate the BCE-Mach II credit facility under which approximately $17.1 million was outstanding as of September 1, 2023 and (ii) repay in full and terminate the BCE-Mach credit facility under which approximately $65.0 million was outstanding as of September 1, 2023. Following the application of such proceeds, we expect to use the remainder to (i) repay $29.2 million of the BCE-Mach III credit facility under which $91.9 million was outstanding as of September 1, 2023 and (ii) purchase 3,750,000 common units from the existing common unit owners on a pro rata basis for $69.8 million (the "Exchanging Members") (based on the mid-point of the price range set forth on the cover of this prospectus), with any remainder for general partnership purposes. To the extent the number of units in the offering is increased or decreased, the number of units purchased from the Exchanging Members will increase or decrease in the same proportion as the total number of units in the offering is increased or decreased. We are currently negotiating the New Credit Facility with prospective lenders and if we enter into the New Credit Facility after the closing of the offering, we would use borrowings under the New Credit Facility to repay in full and terminate the BCE-Mach III credit facility. See "Reorganization Transactions, Partnership Structure and Expected Refinancing Transactions — Expected Refinancing Transactions" for additional information.

If the underwriters exercise their option to purchase additional common units in full, the additional net proceeds would be approximately $27.9 million (based on the mid-point of the price range set forth on the cover of this prospectus). The net proceeds from any exercise of such option will be used to purchase 1,500,000 common units from the Exchanging Members (at a purchase price per unit based on the initial public offering price, net of underwriting discounts and commissions). See "Use of Proceeds."

Cash distributions . . . . . . . . . . . . . . . . . . . .    Within 60 days after the end of each quarter (other than the fourth quarter) and within 90 days after the end of the fourth quarter, beginning with the quarter ending December 31, 2023, we expect to pay distributions of our available cash to unitholders of record on the applicable record date.

The Board will adopt a policy pursuant to which distributions for each quarter will be paid to the extent we have sufficient cash after establishment of cash reserves and payment of expenses, development costs and fees, including payments to our general partner and its affiliates. Our ability to pay such cash distributions is subject to various restrictions and other factors described in more detail under the caption "Our Cash Distribution Policy and Restrictions on Distributions." We will prorate the amount of our distribution payable for the period from the closing of this offering through December 31, 2023, based on the actual length of that period.

Our partnership agreement generally provides that we will distribute all available cash each quarter to the holders of common units, pro rata.

Pro forma cash available for distribution generated during the year ended December 31, 2022 and twelve months ended June 30, 2023 was approximately $402.0 million and $220.6 million, respectively. As a result, for the year ended December 31, 2022 and twelve months ended June 30, 2023, we would have generated available cash sufficient to pay a cash distribution of $1.06 and $0.58 per unit per quarter, respectively ($4.24 and $2.32 on an annualized basis, respectively). For a calculation of our ability to pay distributions to our unitholders based on our pro forma results for the year ended December 31, 2022 and twelve months ended June 30, 2023, please read "Our Cash Distribution Policy and Restrictions on Distributions — Unaudited Pro Forma Cash Available for the Year Ended December 31, 2022 and Twelve Months Ended June 30, 2023."

We believe, based on our financial forecast and the related assumptions included under "Our Cash Distribution Policy and Restrictions on Distributions — Estimated Cash Available for Distribution for the Twelve Months Ending June 30, 2024," that we will have sufficient cash available for distribution to make cash distributions of $3.52 per unit on all common units (on an annualized basis) for the four quarters ending June 30, 2024. We will not have a minimum quarterly distribution nor is there any guarantee that we will make any particular amount of distributions or any distributions to our unitholders in any quarter. Please read "Our Cash Distribution Policy and Restrictions on Distributions."

Issuance of additional units. . . . . . . . . . . .   We can issue an unlimited number of additional units, including units that are senior to the common units in right of distributions, liquidation and voting, on terms and conditions determined by our general partner, without the approval of our unitholders. Please read "Units Eligible for Future Sale" and "The Partnership Agreement — Issuance of Additional Partnership Interests."

Limited voting rights. . . . . . . . . . . . . . . .   Our general partner will manage us and operate our business. Unlike stockholders of a corporation, our unitholders will have only limited voting rights on matters affecting our business. Our unitholders will have no right to elect our general partner or its board of directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66⅔% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon consummation of this offering and the application of the use of proceeds as described under "Use of Proceeds," affiliates of our general partner (the Sponsor and Tom L. Ward) will beneficially own an aggregate of approximately 86.2% of our common units (or 84.7% of our common units if the underwriters exercise in full their option to purchase additional common units) and, therefore, will be able to prevent the removal of our general partner. Furthermore, certain trusts affiliated with Mr. Ward for which an employee of Mach Resources is the trustee will own and control the voting of an aggregate of approximately 1.7% of our outstanding common units (assuming that the underwriters do not exercise their option to purchase additional common units). Please read "The Partnership Agreement — Limited Voting Rights."

Limited call right. . . . . . . . . . . . . . . . . . .   If at any time our general partner and its affiliates own more than 95% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a purchase price not less than the then-current market price of the common units, as calculated pursuant to the terms of our partnership agreement. Upon consummation of this offering, affiliates of our general partner (the Sponsor and Tom L. Ward) will beneficially own an aggregate of approximately 86.2% of our common units (or 84.7% of our common units if the underwriters exercise in full their option to purchase additional common units). In addition, certain trusts affiliated with Mr. Ward for which an employee of Mach Resources is the trustee will own and control the voting of an aggregate of approximately 1.7% of our outstanding common units (assuming that the underwriters do not exercise their option to purchase additional common units). Please read "The Partnership Agreement — Limited Call Right."

| | |
|---|---|
| Election to be treated as a corporation . . . . | If at any time our general partner determines that (i) we should no longer be characterized as a partnership but instead as an entity taxed as a corporation for U.S. federal income tax purposes or (ii) common units held by some or all unitholders should be converted into or exchanged for interests in a newly formed entity taxed as a corporation for U.S. federal income tax purposes whose sole asset is interests in us (a "parent corporation"), then our general partner may, without unitholder approval, reorganize us and cause us to be treated as an entity taxable as a corporation for U.S. federal income tax purposes or cause common units held by some or all unitholders to be converted into or exchanged for interests in the parent corporation. The general partner may take any of the foregoing actions if it in good faith determines (meaning it subjectively believes) that such action is not adverse to our best interests. Please read "Risk Factors — Risks Inherent in an Investment in Us — Our general partner may elect to convert or restructure us from a partnership to an entity taxable as a corporation for U.S. federal income tax purposes without unitholder consent" and "The Partnership Agreement — Election to be treated as a Corporation." |
| Eligible Holders and redemption . . . . . . . . | Our general partner may amend our partnership agreement, as it determines necessary or advisable, to permit the general partner to redeem the units of certain non-citizen unitholders. |
| | We have the right (which we may assign to any of our affiliates), but not the obligation, to redeem all of the common units of any holder that is not an eligible holder pursuant to our partnership agreement or that has failed to certify or has falsely certified that such holder is an eligible holder. The purchase price for such redemption would be equal to the then-current market price of the common units. The redemption price will be paid in cash or by delivery of a promissory note, as determined by our general partner. Please read "Description of the Common Units — Transfer Agent and Registrar — Transfer of Common Units" and "The Partnership Agreement — Non-Citizen Unitholders; Redemption." |
| Material tax consequences . . . . . . . . . . . . | For a discussion of other material U.S. federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read "Material U.S. Federal Income Tax Consequences." |
| Listing and trading symbol . . . . . . . . . . . . | We have applied to list our common units on the NYSE under the symbol "MNR." |

The information above excludes common units reserved for issuance under our long-term incentive plan that we intend to adopt in connection with the completion of this offering. We intend to reserve for issuance 10% of the common units outstanding at the closing of this offering and have approved grants equaling $13.6 million of our common units to our directors and certain key employees, with the number of units underlying the awards being 679,000 common units (based on the mid-point of the price range set forth on the cover of this prospectus).

The following table presents non-GAAP financial measures, Adjusted EBITDA and cash available for distribution, which we use in evaluating the financial performance of our business. These measures are not calculated or presented in accordance with generally accepted accounting principles, or GAAP. We explain these measures below and reconcile them to the most directly comparable financial measures calculated and presented in accordance with GAAP.

| (in thousands, except per unit amounts) | Predecessor Historical | | | | Mach Natural Resources Pro Forma | |
| | Six Months Ended June 30, | | Year Ended December 31, | | Six Months Ended June 30, | Year Ended December 31, |
| | 2023 | 2022 | 2022 | 2021 | 2023 | 2022 |
|---|---|---|---|---|---|---|
| **Statement of Operations Data:** | | | | | | |
| **Operating Revenues:** | | | | | | |
| Oil, natural gas and NGL sales....... | $ 312,613 | $ 408,442 | $ 860,388 | $ 397,500 | $ 399,686 | $ 1,165,420 |
| Midstream revenue................ | 13,318 | 19,883 | 44,373 | 31,883 | 13,531 | 44,832 |
| Gain (loss) on oil and natural gas derivatives, net................. | 15,742 | (72,857) | (67,453) | (67,549) | 22,618 | (113,322) |
| Product sales..................... | 17,421 | 47,960 | 100,106 | 30,663 | 17,421 | 100,106 |
| Total operating revenue ............. | 359,094 | 403,428 | 937,414 | 392,497 | 453,256 | 1,197,036 |
| **Operating Expenses:** | | | | | | |
| Gathering and processing expense .... | 17,510 | 20,812 | 47,484 | 27,987 | 33,430 | 87,887 |
| Lease operating expense............ | 60,615 | 39,592 | 95,941 | 45,391 | 87,439 | 145,267 |
| Midstream operating expense........ | 5,538 | 6,976 | 15,157 | 12,248 | 5,761 | 15,618 |
| Cost of product sales .............. | 15,575 | 44,958 | 94,580 | 28,687 | 15,575 | 94,580 |
| Production taxes .................. | 15,526 | 22,675 | 47,825 | 21,165 | 20,003 | 65,194 |
| Depreciation, depletion, amortization and accretion expense – oil and natural gas .................... | 58,095 | 29,374 | 84,070 | 37,537 | 72,117 | 119,359 |
| Depreciation and amortization expense – other................. | 2,793 | 2,008 | 4,519 | 3,148 | 3,171 | 5,445 |
| General and administrative expense....................... | 9,905 | 13,648 | 25,454 | 60,927 | 11,750 | 19,278 |
| Total operating expenses ......... | 185,557 | 180,043 | 415,030 | 237,090 | 249,246 | 552,628 |
| **Income from operations** ............. | 173,537 | 223,385 | 522,384 | 155,407 | 204,010 | 644,408 |
| **Other income (expenses):** | | | | | | |
| Interest expense .................. | (3,789) | (1,876) | (4,852) | (1,656) | (3,117) | (4,241) |
| Other income (expense), net......... | (245) | 1,121 | (691) | 1,023 | (4,966) | (1,083) |
| Loss on contingent consideration..... | — | — | — | (16,400) | — | — |
| Total other income (expenses) ..... | (4,034) | (755) | (5,543) | (17,033) | (8,083) | (5,324) |
| **Net income** ........................ | $ 169,503 | $ 222,630 | $ 516,841 | $ 138,374 | $ 195,927 | $ 639,084 |
| Net income per limited partner unit: | | | | | | |
| Basic........................... | $ 2.21 | $ 2.90 | $ 6.73 | $ 1.80 | $ 2.06 | $ 6.73 |
| Diluted ........................ | $ 2.21 | $ 2.90 | $ 6.73 | $ 1.80 | $ 2.05 | $ 6.68 |
| Weighted average number of limited partner units outstanding: | | | | | | |
| Basic........................... | 76,769 | 76,769 | 76,769 | 76,769 | 95,000 | 95,000 |
| Diluted ........................ | 76,769 | 76,769 | 76,769 | 76,769 | 95,679 | 95,679 |
| **Other Financial Data:** | | | | | | |
| Adjusted EBITDA[1]............... | $ 226,766 | $ 276,408 | $ 594,429 | $ 248,617 | $ 255,639 | $ 714,295 |
| Cash available for distribution[2]...... | $ 30,418 | $ 155,857 | $ 300,944 | $ 184,445 | $ 43,290 | $ 402,022 |
| **Cash Flow Data:** | | | | | | |
| Net cash provided by (used in): | | | | | | |
| Operating activities................ | $ 275,145 | $ 227,936 | $ 553,542 | $ 198,462 | | |
| Investing activities ............... | $ (187,812) | $ (212,951) | $ (372,660) | $ (194,743) | | |
| Financing activities................ | $ (67,904) | $ (27,236) | $ (210,737) | $ (4,584) | | |

*The unavailability or high cost of drilling rigs, frac crews, equipment, supplies, personnel and oilfield services could adversely affect our ability to execute our development plans within our budget and on a timely basis.*

The demand for drilling rigs, frac crews, pipe and other equipment and supplies, including sand and other proppant used in hydraulic fracturing operations and acid used for acid stimulation, as well as for qualified and experienced field personnel, geologists, geophysicists, engineers and other professionals in the oil and natural gas industry, can fluctuate significantly, often in correlation with commodity prices or drilling activity in our areas of operation and in other shale basins in the United States, causing periodic shortages of supplies and needed personnel and rapid increases in costs. Increased drilling activity could materially increase the demand for and prices of these goods and services, and we could encounter rising costs and delays in or an inability to secure the personnel, equipment, power, services, resources and facilities access necessary for us to conduct our drilling and development activities, which could result in production volumes being below our forecasted volumes. In addition, any such negative effect on production volumes, or significant increases in costs could have a material adverse effect on our cash flow and profitability.

*We depend upon several significant purchasers for the sale of most of our oil, natural gas and NGL production. The loss of one or more of these purchasers could, among other factors, limit our access to suitable markets for the oil and natural gas we produce.*

For the six months ended June 30, 2023, two purchasers each accounted for more than 10% of our predecessor's revenue: Phillips 66 Company (52.0%) and NextEra Energy Marketing, LLC (16.7%). For the year ended December 31, 2022, three purchasers each accounted for more than 10% of our predecessor's revenue: Hinkle Oil and Gas Inc. (31.5%), NextEra Energy Marketing, LLC (17.0%) and Phillips 66 Company (16.9%). For the year ended December 31, 2021, four purchasers each accounted for more than 10% of our predecessor's revenue: Phillips 66 Company (33.5%), NextEra Energy Marketing, LLC (20.2%), Hinkle Oil and Gas Inc. (13.3%) and ONEOK Hydrocarbon L.P. (13.9%). No other purchaser accounted for more than 10% of our predecessor's revenue during these periods. We do not have long-term contracts with our customers; rather, we sell the substantial majority of our production contracts with terms of 12 months or less, including on a month-to-month basis, to a relatively small number of customers. The loss of any one of these purchasers, the inability or failure of our significant purchasers to meet their obligations to us or their insolvency or liquidation could materially adversely affect our financial condition, results of operations and ability to make distributions to our unitholders. We cannot assure you that any of our customers will continue to do business with us or that we will continue to have ready access to suitable markets for our future production. See "Business and Properties — Marketing and Customers."

The availability of a ready market for any hydrocarbons we produce depends on numerous factors beyond our control, including, but not limited to, the extent of domestic production and imports of oil, the proximity and capacity of oil, natural gas and NGL pipelines, the availability of skilled labor, materials and equipment, the effect of state and federal regulation of oil, natural gas and NGL production and federal regulation of oil, natural gas and NGLs sold in interstate commerce.

*Our leverage and debt service obligations may adversely affect our financial condition, results of operations and business prospects.*

On a pro forma basis as of June 30, 2023, after giving effect to the Reorganization Transactions and this offering and the use of proceeds therefrom, we expect to have $62.8 million outstanding under the BCE-Mach III credit facility. In the future, we and our subsidiaries may incur substantial additional indebtedness (including secured indebtedness and any borrowings under the New Credit Facility). The Credit Facilities contain or will contain restrictions on the incurrence of additional indebtedness, and these restrictions will be subject to waiver and a number of significant qualifications and exceptions, and indebtedness incurred in compliance with these restrictions could be substantial. Additionally, the Credit Facilities permit or will permit us to incur certain amounts of additional indebtedness.

Although we expect to remain substantially debt free following consummation of the offering, our level of indebtedness, if any, could affect our operations in several ways, including the following:

- requiring us to dedicate a substantial portion of our cash flow from operations to service our debt, thereby reducing the cash available to finance our operating and investing activities;

- limiting management's discretion in operating our business and our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

to increase, limit our ability to pursue acquisition opportunities, reduce cash flow used for drilling and place us at a competitive disadvantage. Volatility in the global financial markets, significant losses in financial institutions' U.S. energy loan portfolios, or environmental and social concerns may lead to a contraction in credit availability impacting our ability to finance our operations or our ability to refinance the Credit Facilities or other outstanding indebtedness. An increase in interest rates could increase our interest expense and materially adversely affect our financial condition. A significant reduction in cash flow from operations or the availability of credit could materially and adversely affect our ability to carry out our development plan, our cash available for distribution and operating results.

***We cannot assure you that we will be able to obtain the New Credit Facility to refinance the indebtedness under the BCE-Mach III credit facility, or that we will be able to refinance the indebtedness we will incur under the New Credit Facility.***

There can be no assurance that the New Credit Facility will be obtained on the terms described herein, or at all. In order to obtain the New Credit Facility, we must first obtain commitments from lenders for the New Credit Facility, and agree on final definitive documentation for the New Credit Facility with the lenders. We may not be able to arrange such commitments, or the pricing, size, covenants or other terms of the facility may be less favorable than the New Credit Facility described herein, which could increase our interest costs, reduce our operational or financial flexibility, or reduce our access to liquidity. If we are unable to obtain binding commitments for the New Credit Facility on acceptable terms or at all, the BCE-Mach III credit facility will remain outstanding. After this offering, we expect to apply net proceeds from the offering of approximately $111.3 million, based on the midpoint of the price range on the cover of this prospectus, to partially repay the BCE-Mach III credit facility and to repay in full the BCE-Mach credit facility and the BCE-Mach II credit facility. We cannot assure you that after this offering we will obtain binding commitments for the New Credit Facility sufficient to refinance in full and terminate the BCE-Mach III credit facility. No assurance can be given that any refinancing or additional financing will be possible when needed or that we will be able to negotiate favorable terms. In addition, our access to capital is affected by prevailing conditions in the financial and capital markets and other factors beyond our control. There can be no assurance that market conditions will be favorable at the times that we require new or additional financing. Further, changes by any rating agency to our credit rating may negatively impact the value and liquidity of both our debt and equity securities, as well as the potential costs associated with refinancing our debt, including the BCE-Mach III credit facility and, if ultimately agreed, the New Credit Facility. Downgrades in our credit ratings could also affect the terms of any such financing and restrict our ability to obtain additional financing in the future. Failure to obtain the New Credit Facility or to refinance the indebtedness under the BCE-Mach III credit facility or the New Credit Facility could have a material adverse effect on our business, financial condition, results of operations and cash flows.

***Our derivative activities could result in financial losses or could reduce our earnings.***

To achieve more predictable cash flows and reduce our exposure to adverse fluctuations in the prices of oil and natural gas, we enter into derivative contracts for a portion of our projected oil and natural gas production, primarily consisting of swaps. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosure About Market Risk — Commodity price risk — Commodity derivative activities." Accordingly, our earnings may fluctuate significantly as a result of changes in the fair value of our derivative instruments.

Derivative instruments also expose us to the risk of financial loss in some circumstances, including when:

• production is less than the volume covered by the derivative instruments;

• the counterparty to the derivative instrument defaults on its contractual obligations;

• there is an increase in the differential between the underlying price in the derivative instrument and actual prices received for the sale of our production; or

• there are issues regarding legal enforceability of such instruments.

The use of derivatives may, in some cases, require the posting of cash collateral with counterparties. If we enter into derivative instruments that require cash collateral and commodity prices change in a manner adverse to us, our cash otherwise available for use in our operations would be reduced, which could limit our ability to make future plants and pipelines, and threats from terrorist acts. Cyber-security attacks in particular are evolving and include, but are not limited to, malicious software, attempts to gain unauthorized access to data, and other electronic security breaches that could lead to disruptions in critical systems, unauthorized release of confidential or otherwise protected information and corruption of data. Although we utilize various procedures and controls to monitor and protect against these threats and to mitigate our exposure to such threats, there can be no assurance that these procedures and controls will be sufficient in preventing security threats from materializing. If any of these events were to materialize, they could lead to losses of sensitive information, critical infrastructure, personnel or capabilities essential to our operations and could have a material adverse effect on our reputation, financial position, results of operations, or cash flows.

***We are subject to a number of privacy and data protection laws, rules and directives (collectively, data protection laws) relating to the processing of personal data.***

The regulatory environment surrounding data protection laws is uncertain. Varying jurisdictional requirements could increase the costs and complexity of compliance with such laws, and violations of applicable data protection laws can result in significant penalties. A determination that there have been violations of applicable data protection laws could expose us to significant damage awards, fines and other penalties that could materially harm our business and reputation.

Any failure, or perceived failure, by us to comply with applicable data protection laws could result in proceedings or actions against us by governmental entities or others, subject us to significant fines, penalties, judgments and negative publicity, require us to change our business practices, increase the costs and complexity of compliance and adversely affect our business. As noted above, we are also subject to the possibility of security and privacy breaches, which themselves may result in a violation of these laws. Additionally, the acquisition of a company that is not in compliance with applicable data protection laws may result in a violation of these laws.

### Risks Inherent in an Investment in Us

***Our general partner and its affiliates own a controlling interest in us and will have conflicts of interest with, and owe limited duties to, us, which may permit them to favor their own interests to the detriment of us and our unitholders.***

Our general partner will have control over all decisions related to our operations. Upon consummation of this offering, the Sponsor and Tom L. Ward through his ownership of Mach Resources will own all of the membership interests in our general partner which will be in the same proportion to each other as their limited partner interest ownership in us. Such proportional membership interest of Tom L. Ward includes certain ownership of trusts affiliated with Mr. Ward. The Sponsor will own an aggregate of approximately 68,226,633 of our outstanding common units (or 67,022,634 of our outstanding common units if the underwriters exercise in full their option to purchase additional common units). Tom L. Ward will beneficially own an aggregate of approximately 13,639,511 of our outstanding common units (or 13,398,814 of our outstanding common units if the underwriters exercise in full their option to purchase additional common units). In addition, certain trusts affiliated with Mr. Ward for which an employee of Mach Resources is the trustee will own approximately 1,599,133 of our outstanding common units (or 1,570,913 of our outstanding common units if the underwriters exercise in full their option to purchase additional common units). Although our general partner has a duty to manage us in a manner that is not adverse to the best interests of us and our unitholders, the executive officers and directors of our general partner also have a duty to manage our general partner at the direction of the Sponsor and Tom L. Ward through his ownership of Mach Resources. As a result of these relationships, conflicts of interest may arise in the future between the Sponsor, Tom L. Ward in his capacity as a member of our general partner through his ownership of Mach Resources and their respective affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand; provided, however, that upon our adoption of our code of business conduct, we would expect that any such member of our management, so long as they are an executive officer, will be required to avoid personal conflicts of interest and not compete against us, in each case unless approved by the Board. In resolving these conflicts of interest, our general partner may favor its own interests and the interests of its affiliates over the interests of us and our common unitholders. These conflicts include, among others, the following:

- Our partnership agreement replaces the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing its duties, limiting our general partner's liabilities and restricting the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty;

- Neither our partnership agreement nor any other agreement requires the Sponsor (excluding our general partner) to pursue a business strategy that favors us;

- The Sponsor is not limited in its ability to compete with us, including with respect to future acquisition opportunities, and are under no obligation to offer or sell assets to us;

- Our general partner determines the amount and timing of our development operations and related capital expenditures, asset purchases and sales, borrowings, issuance of additional partnership interests, other investments, including investment capital expenditures in other partnerships with which our general partner is or may become affiliated, and cash reserves, each of which can affect the amount of cash that is distributed to unitholders;

- Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval;

- Our general partner determines which costs incurred by it and its affiliates are reimbursable by us;

- Our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with any of these entities on our behalf;

- Our general partner intends to limit its liability regarding our contractual and other obligations and, in some circumstances, is entitled to be indemnified by us;

- Our general partner may exercise its limited right to call and purchase common units if it and its affiliates own more than 95% of the common units;

- Our general partner controls the enforcement of obligations owed to us by our general partner and its affiliates; and

- Our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

Please read "Certain Relationships and Related Party Transactions" and "Conflicts of Interest and Duties."

***Our partnership agreement does not restrict the Sponsor from competing with us. Certain of our directors and officers may in the future spend significant time serving, and may have significant duties with, investment partnerships or other private entities that compete with us in seeking out acquisitions and business opportunities and, accordingly, may have conflicts of interest in allocating time or pursuing business opportunities.***

Our partnership agreement provides that our general partner is restricted from engaging in any business activities other than acting as our general partner and those activities incidental to its ownership of interests in us. Affiliates of our general partner are not prohibited from owning projects or engaging in businesses that compete directly or indirectly with us. Similarly, our partnership agreement does not limit the Sponsor's ability to compete with us and the Sponsor does not have any obligation to present business opportunities to us.

In addition, certain of our officers and directors may in the future hold similar positions with investment partnerships or other private entities that are in the business of identifying and acquiring mineral and royalty interests. In such capacities, these individuals would likely devote significant time to such other businesses and would be compensated by such other businesses for the services rendered to them. The positions of these directors and officers may give rise to duties that are in conflict with duties owed to us. In addition, these individuals may become aware of business opportunities that may be appropriate for presentation to us as well as the other entities with which they are or may be affiliated. Due to these potential future affiliations, they may have duties to present potential business opportunities to those entities prior to presenting them to us, which could cause additional conflicts of interest. The Sponsor will be under no obligation to make any acquisition opportunities available to us. See "Conflicts of Interest and Duties."

Under the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, does not apply to our general partner or any of its affiliates. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues

***Increases in interest rates could adversely impact our unit price and our ability to issue additional equity and incur debt.***

Interest rates on future credit facilities and debt offerings could be higher than current levels, causing our financing costs to increase. In addition, as with other yield-oriented securities, our unit price is impacted by the level of our cash distributions to our unitholders and implied distribution yield. This implied distribution yield is often used by investors to compare and rank similar yield-oriented securities for investment decision-making purposes. Therefore, changes in interest rates, either positive or negative, may affect the yield requirements of investors who invest in our common units, and a rising interest rate environment could have an adverse impact on our unit price and our ability to issue additional equity or incur debt. See "— Increased costs of capital could adversely affect our business."

***Our general partner may amend our partnership agreement, as it determines necessary or advisable, to permit the general partner to redeem the units of certain non-citizen unitholders.***

Our general partner may amend our partnership agreement, as it determines necessary or advisable, to obtain proof of the U.S. federal income tax status and/or the nationality, citizenship or other related status of our limited partners (and their owners, to the extent relevant) and to permit our general partner to redeem the units held by any person (i) whose nationality, citizenship or related status creates substantial risk of cancellation or forfeiture of any of our property and/or (ii) who fails to comply with the procedures established to obtain such proof. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption. Please read "The Partnership Agreement — Non-Citizen Unitholders; Redemption."

***Our unitholders have limited voting rights and are not entitled to elect our general partner or its board of directors, which could reduce the price at which our common units will trade.***

Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management's decisions regarding our business.

Our unitholders will have no right on an annual or ongoing basis to elect our general partner or its board of directors. The Board, including the independent directors, is chosen entirely by the Sponsor and Tom L. Ward through his ownership of Mach Resources, as a result of their ownership of our general partner, and not by our unitholders. Please read "Management — Management of Mach Natural Resources" and "Certain Relationships and Related Party Transactions." Unlike publicly traded corporations, we will not conduct annual meetings of our unitholders to elect directors or conduct other matters routinely conducted at annual meetings of stockholders of corporations. As a result of these limitations, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Our general partner will have control over all decisions related to our operations. Since, upon consummation of this offering, affiliates of our general partner (the Sponsor and Tom L. Ward) collectively will beneficially own and control the voting of an aggregate of approximately 86.2% of our outstanding common units (or 84.7% of our outstanding common units if the underwriters exercise in full their option to purchase additional common units), the other unitholders will not have an ability to influence any operating decisions and will not be able to prevent us from entering into any transactions. Furthermore, certain trusts affiliated with Mr. Ward for which an employee of Mach Resources is the trustee will own and control the voting of an aggregate of approximately 1.7% of our outstanding common units (assuming that the underwriters do not exercise their option to purchase additional common units). However, our partnership agreement can generally be amended with the consent of our general partner and the approval of the holders of a majority of our outstanding common units (including common units held by affiliates of our general partner (the Sponsor and Tom L. Ward)). Assuming we do not issue any additional common units and affiliates of our general partner (the Sponsor and Tom L. Ward) do not transfer any of their common units, affiliates of our general partner (the Sponsor and Tom L. Ward) will generally have the ability to control any amendment to our partnership agreement, including our policy to distribute all of our cash available for distribution to our unitholders. Furthermore, the goals and objectives of the affiliates of our general partner (the Sponsor and Tom L. Ward) that hold our common units relating to us may not be consistent with those of a majority of the other unitholders. Please read "— Our general partner and its affiliates own a controlling interest in us and will have conflicts of interest with, and owe limited duties to, us, which may permit them to favor their own interests to the detriment of us and our unitholders."

*Even if our unitholders are dissatisfied, they cannot remove our general partner without its consent.*

The public unitholders will be unable initially to remove our general partner without its consent because affiliates of our general partner (the Sponsor and Tom L. Ward) will beneficially own sufficient units upon completion of this offering to be able to prevent the removal of our general partner. Our general partner may not be removed except by vote of the holders of at least 66⅔% of all outstanding units voting together as a single class is required to remove our general partner. Following consummation of this offering, affiliates of our general partner (the Sponsor and Tom L. Ward) will beneficially own approximately 81,866,144 of our outstanding common units (or 80,421,448 of our outstanding common units if the underwriters exercise in full their option to purchase additional common units), and certain trusts affiliated with Mr. Ward for which an employee of Mach Resources is the trustee will own approximately 1,599,133 of our outstanding common units (assuming that the underwriters do not exercise their option to purchase additional common units), which will enable those holders, collectively, to prevent the removal of our general partner.

*Control of our general partner may be transferred to a third party without unitholder consent.*

Our general partner may transfer its general partner interest to a third party without the consent of the unitholders. Furthermore, our partnership agreement does not restrict the ability of the Sponsor or Tom L. Ward through his ownership of Mach Resources which controls our general partner, from transferring all or a portion of their ownership interests in our general partner to a third party. The new owner of our general partner would then be in a position to replace the Board and officers of our general partner with their own choices and thereby influence the decisions made by the Board and officers.

*We may issue an unlimited number of additional units, including units that are senior to the common units, without unitholder approval.*

Our partnership agreement does not limit the number of additional common units that we may issue at any time without the approval of our unitholders. In addition, we may issue an unlimited number of units that are senior to the common units in right of distribution, liquidation and voting. The issuance by us of additional common units or other equity interests of equal or senior rank will have the following effects:

- our unitholders' proportionate ownership interest in us will decrease;

- the amount of cash available for distribution on each unit may decrease;

- the ratio of taxable income to distributions may increase;

- the relative voting strength of each previously outstanding unit may be diminished; and

- the market price of our common units may decline.

*Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units.*

Our partnership agreement restricts unitholders' limited voting rights by providing that any common units held by a person, entity or group owning 20% or more of any class of common units then outstanding, other than our general partner, its affiliates, their transferees and persons who acquired such common units with the prior approval of the Board, cannot vote on any matter. Our partnership agreement also contains provisions limiting the ability of common unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the ability of our common unitholders to influence the manner or direction of management.

*Once our common units are publicly traded, the Existing Owners may sell common units in the public markets, which sales could have an adverse impact on the trading price of the common units.*

After the sale of the common units offered hereby, the Sponsor will own 68,226,633 common units (or 67,022,634 of our common units if the underwriters exercise in full their option to purchase additional common units), or approximately 71.8% of our limited partner interests (or 70.6% of our limited partner interests if the underwriters exercise in full their option to purchase additional common units), and management (including certain ownership of certain trusts affiliated with Mr. Ward for which an employee of Mach Resources is the trustee) will own 16,773,367 common units (or 16,477,366 of our common units if the underwriters exercise in full their option to purchase additional common units), or approximately 17.7% of our limited partner interests (or 17.3% of our limited partner interests if the underwriters exercise in full their option to purchase additional common units). Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units or other partnership interests proposed to be sold by our general partner or any of its affiliates, which includes the Sponsor and Tom L. Ward. Once our common units are publicly traded, the sale of these units in the public markets could have an adverse impact on the price of the common units or on any trading market that may develop.

***Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.***

If at any time our general partner and its affiliates own more than 95% of the then outstanding common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price that is not less than their then-current market price, as calculated pursuant to the terms of our partnership agreement. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your common units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the limited call right. There is no restriction in our partnership agreement that prevents our general partner from causing us to issue additional common units and then exercising its call right. If our general partner exercises its limited call right, the effect would be to take us private and, if the units were subsequently deregistered, we would no longer be subject to the reporting requirements of the Exchange Act. At the closing of this offering, affiliates of our general partner (the Sponsor and Tom L. Ward) will beneficially own approximately 86.2% of our common units (or 84.7% of our common units if the underwriters exercise in full their option to purchase additional common units). Furthermore, certain trusts affiliated with Mr. Ward for which an employee of Mach Resources is the trustee will own and control the voting of an aggregate of approximately 1.7% of our outstanding common units (assuming that the underwriters do not exercise their option to purchase additional common units). For additional information about this call right, please read "The Partnership Agreement — Limited Call Right."

***Our partnership agreement will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain types of actions and proceedings that may be initiated by our unitholders which would limit our unitholders' ability to choose the judicial forum for disputes with us or our general partner or its directors, officers or other employees.***

Our partnership agreement will provide that, with certain limited exceptions, the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court in the State of Delaware with subject matter jurisdiction) will be the exclusive forum for any claims, suits, actions or proceedings (1) arising out of or relating in any way to our partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of our partnership agreement or the duties, obligations or liabilities among limited partners or of limited partners to us, or the rights or powers of, or restrictions on, the limited partners or us), (2) brought in a derivative manner on our behalf, (3) asserting a claim of breach of a duty owed by any director, officer or other employee of us or our general partner, or owed by our general partner, to us or the limited partners, (4) asserting a claim arising pursuant to any provision of the Delaware Revised Uniform Limited Partnership Act or (5) asserting a claim against us governed by the internal affairs doctrine. The foregoing provision will not apply to any claims as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of such court, which is rested in the exclusive jurisdiction of a court or forum other than such court (including claims arising under the Exchange Act), or for which such court does not have subject matter jurisdiction, or to any claims arising under the Securities Act and, unless we consent in writing to the selection of an alternative forum, the United States federal district courts will be the sole and exclusive forum for resolving any action asserting a claim arising under the Securities Act. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules or regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such Securities Act claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, the partnership agreement provides that, unless we consent in writing to the selection of an alternative forum, United States federal district courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. There is uncertainty as to whether a court would enforce the forum provision with respect to claims under the federal securities laws. If a court were to find these provisions of our amended and restated agreement of limited partnership inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

- a unitholder's right to approve some amendments to our partnership agreement or to take other actions under our partnership agreement constitutes "control" of our business.

Please read "The Partnership Agreement — Limited Liability" for a discussion of the implications of the limitations of liability on a unitholder.

***Our unitholders may have liability to repay distributions that were wrongfully distributed to them.***

Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, we may not make distributions to unitholders if the distribution would cause our liabilities to exceed the fair value of our assets. Liabilities to partners on account of their partnership interests and liabilities that are non-recourse to us are not counted for purposes of determining whether a distribution is permitted. Delaware law provides that for a period of three years from the date of an impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

***Our unitholders may have limited liquidity for their common units, a trading market may not develop for the common units and our unitholders may not be able to resell their common units at the initial public offering price.***

Prior to this offering, there has been no public market for the common units. After this offering, there will be 10,000,000 publicly traded common units. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. Our unitholders may not be able to resell their common units at or above the initial public offering price. Additionally, a lack of liquidity would likely result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

***If our common unit price declines after the initial public offering, our unitholders could lose a significant part of their investment.***

The initial public offering price for the common units will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units could be subject to wide fluctuations in response to a number of factors, most of which we cannot control, including:

- changes in commodity prices;

- changes in securities analysts' recommendations and their estimates of our financial performance;

- public reaction to our press releases, announcements and filings with the SEC;

- fluctuations in broader securities market prices and volumes, particularly among securities of oil and natural gas companies and securities of publicly traded partnerships and limited liability companies;

- changes in market valuations of similar companies;

- departures of key personnel;

- commencement of or involvement in litigation;

- variations in our quarterly results of operations or those of other oil and natural gas companies;

- variations in the amount of our quarterly cash distributions to our unitholders;

- changes in tax law;

- an election by our general partner to convert or restructure us as a taxable entity;

- future issuances and sales of our common units; and

- changes in general conditions in the U.S. economy, financial markets or the oil and natural gas industry.

## USE OF PROCEEDS

We expect the net proceeds from the offering to be approximately $181.0 million ($208.9 million if the underwriters exercise their option to purchase additional units in full), based upon the assumed initial public offering price of $20.00 per common unit (the midpoint of the price range set forth on the cover of this prospectus), after deducting underwriting discounts and estimated expenses. We expect to use the proceeds from this offering as follows: to (i) repay in full and terminate the BCE-Mach II credit facility under which approximately $17.1 million was outstanding as of September 1, 2023 and (ii) repay in full and terminate the BCE-Mach credit facility under which approximately $65.0 million was outstanding as of September 1, 2023. Following the application of such proceeds, we expect to use the remainder to (i) repay $29.2 million of the BCE-Mach III credit facility under which $91.9 million was outstanding as of September 1, 2023 and (ii) purchase 3,750,000 common units from the existing common unit owners on a pro rata basis for $69.8 million (the "Exchanging Members") (based on the mid-point of the price range set forth on the cover of this prospectus), with any remainder for general partnership purposes. To the extent the number of units in the offering is increased or decreased, the number of units purchased from the Exchanging Members will increase or decrease in the same proportion as the total number of units in the offering is increased or decreased. We are currently negotiating the New Credit Facility with prospective lenders and if we enter into the New Credit Facility after the closing of the offering, we would use borrowings under the New Credit Facility to repay in full and terminate the BCE-Mach III credit facility. See "Reorganization Transactions, Partnership Structure and Expected Refinancing Transactions — Expected Refinancing Transactions" for additional information.

If the underwriters exercise their option to purchase additional common units in full, the additional net proceeds would be approximately $27.9 million (based on the mid-point of the price range set forth on the cover of this prospectus). The net proceeds from any exercise of such option will be used to purchase 1,500,000 common units from the Exchanging Members (at a purchase price per unit based on the initial public offering price, net of underwriting discounts and commissions). Please read "Underwriting."

As of September 1, 2023, we had (i) $65.0 million of outstanding borrowings and $5 million in outstanding letters of credit under the BCE-Mach credit facility, (ii) $17.1 million of outstanding borrowings under the BCE-Mach II credit facility and (iii) $91.9 million of outstanding borrowings under the BCE-Mach III credit facility. The BCE-Mach credit facility matures in September 2026, the BCE-Mach II credit facility matures in September 2024 and the BCE-Mach III credit facility matures in May 2026. Borrowings outstanding under the Existing Credit Facilities bore an effective interest rate between 8.3% and 8.5% as of June 30, 2023. Borrowings under the Existing Credit Facilities have been incurred primarily to fund our capital expenditures and acquisitions. The Existing Credit Facilities will be repaid as described above in connection with this offering. For more information on our Existing Credit Facilities, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Debt agreements — Existing Credit Facilities."

A $1.00 increase or decrease in the assumed initial public offering price of $20.00 per common unit would cause the net proceeds from this offering, after deducting underwriting discounts and estimated offering expenses payable by us, to increase or decrease, respectively, by approximately $9.3 million. In addition, we may also increase or decrease the number of common units we are offering. Each increase of one million common units offered by us, together with a concurrent $1.00 increase in the assumed public offering price of $20.00 per common unit, would increase net proceeds to us from this offering by approximately $28.8 million. Similarly, each decrease of one million common units offered by us, together with a concurrent $1.00 decrease in the assumed initial offering price of $20.00 per common unit, would decrease the net proceeds to us from this offering by approximately $28.8 million. Any change in proceeds retained by us as a result of any change in the initial public offering price would impact the amount of proceeds that we could use to purchase common units from the Exchanging Members.

The sources and use of our proceeds may differ from those set forth above. The foregoing represents our current intentions with respect to the use and allocation of the net proceeds of this offering based upon our present plans and business condition, but our management will have significant flexibility and discretion in applying the net proceeds. The occurrence of unforeseen events or changed business conditions could result in application of the net proceeds of this offering in a manner other than as described in this prospectus.

# CAPITALIZATION

The following table shows:

- our predecessor's historical capitalization as of June 30, 2023; and

- our capitalization as adjusted to give effect to (i) the Reorganization Transactions and (ii) this offering and the application of the net proceeds as described under "Use of Proceeds."

We derived this table from, and it should be read in conjunction with and is qualified in its entirety by reference to, our historical and unaudited pro forma condensed combined financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations." For a description of the pro forma adjustments, please read our unaudited pro forma condensed combined financial statements.

| | As of June 30, 2023 | |
| | Predecessor Historical | As Adjusted |
| | *(in thousands)* | |
| Cash and cash equivalents. | $ 48,846 | $ 83,608 |
| Long-term debt: | | |
| Existing Credit Facilities[1] | $ 91,900 | $ 62,750 |
| Members'/partners' capital/net equity: | | |
| Common equity held by the public | $ — | $ 181,000 |
| Common equity held by the Existing Owners | $ 689,527 | $ 870,461 |
| Total members'/partners' capital/net equity | $ 689,527 | $ 1,051,461 |
| Total capitalization | $ 781,427 | $ 1,114,211 |

---

(1)  As of September 1, 2023, we had approximately $17.1 million of outstanding borrowings under our BCE-Mach II credit facility, approximately $65.0 million of outstanding borrowings under our BCE-Mach credit facility and approximately $91.9 million of outstanding borrowings under our BCE-Mach III credit facility. Following completion of this offering, we expect to enter into the New Credit Facility. Once we have entered into the New Credit Facility, we expect to use borrowings under the New Credit Facility to repay in full and terminate the BCE-Mach III credit facility. For more information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Debt agreements — Existing Credit Facilities" and "Use of Proceeds."

**DILUTION**

Dilution is the amount by which the offering price paid by the purchasers of common units sold in this offering will exceed the net tangible book value per common unit after this offering. Net tangible book value is our total tangible assets less total liabilities. Assuming an initial offering price of $20.00 per common unit (the midpoint of the price range set forth on the cover of this prospectus), on a pro forma basis as of June 30, 2023, after giving effect to the Reorganization Transactions, this offering of common units and the application of the related net proceeds, our net tangible book value would have been $1,051.5 million, or $11.07 per common unit. Purchasers of common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for accounting purposes, as illustrated in the following table:

| | | |
|---|---|---|
| Assumed initial public offering price per common unit . . . . . . . . . . . . . . . . . . . . . | $ | 20.00 |
| Pro forma net tangible book value per common unit before this offering[1] . . . . . $ 11.06 | | |
| Increase in net tangible book value per common unit attributable to purchasers in the offering . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 0.01 | | |
| Less: Pro forma net tangible book value per common unit after this offering[2] . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | | 11.07 |
| Immediate dilution in net tangible net book value per common unit to purchasers in the offering[3][4] . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ | 8.93 |

(1) Determined by dividing the pro forma net tangible book value of our net assets immediately prior to the offering by the number of common units held by the Existing Owners, after giving effect to the Reorganization Transactions.
(2) Determined by dividing our pro forma as adjusted net tangible book value, after giving effect to the application of the net proceeds of this offering, by the total number of units to be outstanding after this offering after giving effect to the Reorganization Transactions.
(3) If the initial public offering price were to increase or decrease by $1.00 per common unit, then dilution in net tangible book value per common unit would equal $9.83 and $8.03, respectively.
(4) Because the total number of units outstanding following the consummation of this offering will be impacted by any exercise of the underwriters' option to purchase additional common units and any net proceeds from such exercise will be retained by us, there will be a change to the dilution in net tangible book value per common unit to purchasers in the offering due to any such exercise of the underwriters' option to purchase additional common units.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by the Existing Owners and by the purchasers of common units in this offering upon the closing of the transactions contemplated by this prospectus after giving effect to the Reorganization Transactions:

| | Units Acquired | | Total Consideration | |
|---|---|---|---|---|
| | Number | Percent | Amount | Percent |
| | | | *(in thousands)* | |
| Existing Owners[1][2] . . . . . . . . . . . . . . . . . | 85,000,000 | 89.5% | $ 1,700,000 | 90.4% |
| Purchasers in the offering[1][3] . . . . . . . . . . | 10,000,000 | 11.5% | $ 181,000 | 9.6% |
| Total . . . . . . . . . . . . . . . . . . . . . . . . . . | 95,000,000 | 100.0% | $ 1,881,000 | 100.0% |

(1) Assumes the underwriters' option to purchase additional common units from us is not exercised.
(2) BCE-Mach LLC and BCE-Mach II LLC were recorded at fair value in accordance with GAAP, while our Predecessor was recorded at book value in accordance with GAAP. Book value of the consideration provided by our general partner and its affiliates, as of June 30, 2023, after giving effect to the application of the net proceeds of the offering, is as follows:

| | | |
|---|---|---|
| | | *(in thousands)* |
| Book value of net assets contributed. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ | 940,211 |
| *Less*: Proceeds to Exchanging Members from net proceeds of this offering . . . . . . . . . . . . . . . . . . | | 69,750 |
| Net consideration . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ | 870,461 |

(3) Total consideration is after deducting underwriting discounts and estimated offering expenses.

The purpose and effect of the last bullet point above is to allow our general partner, if it so decides, to use cash from working capital borrowings made after the end of the quarter but on or before the date of determination of available cash for that quarter to pay distributions to unitholders. Working capital borrowings are generally borrowings that are made under a credit facility, commercial paper facility or similar financing arrangement and in all cases are used solely for working capital purposes or to pay distributions to partners and with the intent of the borrower to repay such borrowings within twelve months from sources other than additional working capital borrowings.

*Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy*

Although our partnership agreement requires that we distribute all of our available cash quarterly, there is no guarantee that we will make quarterly cash distributions from our available cash to our unitholders at the level currently estimated or at all, and we have no legal obligation to do so. Our current cash distribution policy is subject to certain restrictions, as well as the considerable discretion of our general partner in determining the amount of our available cash each quarter. The following factors will affect our ability to make cash distributions, as well as the amount of any cash distributions we make:

- Our cash distribution policy may be subject to restrictions on distributions under the Credit Facilities or other debt agreements that we may enter into in the future. Specifically, the BCE-Mach III credit facility contains and we expect the New Credit Facility will contain financial tests and covenants that we must satisfy. These financial tests and covenants are described in "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Debt agreements." Should we be unable to satisfy these restrictions, or if a default occurs under the Credit Facilities, we would be prohibited from making cash distributions to our unitholders notwithstanding our stated cash distribution policy. Any future indebtedness may contain similar or more stringent restrictions.

- The amount of cash that we distribute and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement. Specifically, our general partner will have the authority to establish cash reserves for the prudent conduct of our business and for future cash distributions to our unitholders, and the establishment of or increase in those reserves could result in a reduction in cash distributions from levels we currently anticipate pursuant to our stated cash distribution policy. Any decision to establish cash reserves made by our general partner in good faith will be binding on our unitholders. If our general partner does not set aside sufficient cash reserves, or make sufficient cash capital expenditures to maintain the current production levels over the long-term of our oil and natural gas properties, we will be unable to pay any cash distributions from cash generated from operations. We are unlikely to be able to sustain our current level of distributions without making accretive acquisitions or capital expenditures that maintain the current production levels of our oil and natural gas properties. Decreases in commodity prices from current levels will adversely affect our ability to pay distributions.

- Prior to making any distribution on our common units, we will reimburse our general partner and its affiliates, including Mach Resources, for all direct and indirect expenses they incur on our behalf. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us. The reimbursement of expenses and payment of fees, if any, to our general partner and its affiliates will reduce the amount of cash available to pay cash distributions to our unitholders.

- Although our partnership agreement requires us to distribute all of our available cash each quarter, our partnership agreement, including the provisions requiring us to make cash distributions contained therein, may be amended. Our partnership agreement generally may be amended with the consent of our general partner and the approval of the holders of a majority of our outstanding common units (including common units held by affiliates of our general partner). At the closing of this offering, the affiliates of our general partner (the Sponsor and Tom L. Ward) will beneficially own approximately 86.2% of our outstanding common units (or 84.7% of our outstanding common units if the underwriters exercise in full their option to purchase additional common units). Furthermore, certain trusts affiliated with Mr. Ward for which an employee of Mach Resources is the trustee will own and control the voting of an aggregate of approximately 1.7% of our outstanding common units (assuming that the underwriters do not exercise their option to purchase additional common units). For more information, please read "The Partnership Agreement — Amendment of the Partnership Agreement."

- Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our general partner.

- Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets.

- We may lack sufficient cash to pay distributions to our unitholders due to a number of factors, including decreases in commodity prices, decreases in our oil and natural gas production, or increases in our general and administrative expenses, principal and interest payments on our outstanding debt, tax expenses, working capital requirements or anticipated cash needs.

- If and to the extent our cash available for distribution materially declines, we may reduce our quarterly distribution in order to service or repay our debt or fund maintenance or growth capital expenditures.

- We will not have a minimum quarterly distribution. Furthermore, none of our limited partner interests, including those held by the Existing Owners, will be subordinate in right of payment to the common units sold in this offering.

- Our general partner may reduce our distributions if action is taken by our general partner as described under "The Partnership Agreement — Election to be treated as a Corporation" that results in our becoming taxable as a corporation or otherwise subject to taxation as an entity for U.S. federal income tax purposes. In such an event, the distribution levels may be reduced to account for any current and future estimated tax liabilities we would incur as a corporation. The distributions will also be proportionately adjusted in the event of any distribution, combination or subdivision of common units in accordance with the partnership agreement. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions."

### *Our Partnership Agreement Requires That We Distribute All of Our Available Cash, Which Could Limit Our Ability to Grow*

Our partnership agreement requires us to distribute all of our available cash to our unitholders on a quarterly basis. As a result, our growth may not be as fast as the growth of businesses that reinvest all of their available cash to expand ongoing operations. Further, we may rely upon our cash reserves (including the net proceeds that we will retain from this offering) and external financing sources, including borrowings under the Credit Facilities and the issuance of debt and equity securities, to fund future acquisitions and other capital expenditures. To the extent we require external sources of capital to fund our growth and are unable to access such sources, the requirement in our partnership agreement to distribute all of our available cash and our current cash distribution policy may impair our ability to grow. The Credit Facilities limit, and any future debt agreements may limit, our ability to incur additional debt, including through the issuance of debt securities. Please read "Risk Factors — Risks Related to Our Business — Restrictions in our existing and future debt agreements could limit our growth and our ability to engage in certain activities" and "Management's Discussion and Analysis of Financial Condition and Results of Operations — Year Ended December 31, 2022 Compared to Year Ended December 31, 2021 — Debt Agreements — Existing Credit Facilities." To the extent we issue additional units, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our cash distributions per unit. There are no limitations in our partnership agreement on our ability to issue additional units, including units ranking senior to our common units, and our unitholders will have no preemptive or other rights (solely as a result of their status as unitholders) to purchase any such additional units. If we incur additional debt to finance our business strategy, we will have increased interest expense, which in turn will reduce the available cash that we have to distribute to our unitholders. Please read "Risk Factors — Risks Related to Our Business — Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly."

### Unaudited Pro Forma Cash Available for Distribution for the Year Ended December 31, 2022 and the Twelve Months Ended June 30, 2023

On a pro forma basis, assuming we had completed this offering on January 1, 2022, our cash available for distribution for the year ended December 31, 2022 and the twelve months ended June 30, 2023 would have been approximately $402.0 million and $220.6 million, respectively. This amount would have been sufficient to pay a cash distribution of $1.06 per unit per quarter ($4.24 on an annualized basis) during the year ended December 31, 2022, and a cash distribution of $0.58 per unit per quarter ($2.32 on an annualized basis) during the twelve months ended June 30, 2023.

The unaudited pro forma financial data does not give pro forma effect to the incremental general and administrative expenses that we expect to incur annually as a result of being a publicly traded partnership. We estimate that these incremental general and administrative expenses initially will be approximately $6.0 million per year. Such incremental general and administrative expenses are not reflected in our historical or pro forma financial statements.

The pro forma financial statements, from which pro forma cash available for distribution is derived, do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the dates indicated. Furthermore, cash available for distribution is a cash accounting concept, while our unaudited pro forma financial statements have been prepared on an accrual basis. We derived the amounts of pro forma cash available for distribution stated above in the manner described in the table below. As a result, the amount of pro forma cash available for distribution should only be viewed as a general indication of the amount of cash available for distribution that we might have generated had we been formed and completed the transactions contemplated in this prospectus in earlier periods.

The following table illustrates, on an unaudited pro forma basis for the year ended December 31, 2022 and the twelve months ended June 30, 2023, the amount of available cash that would have been available for distribution to our unitholders, assuming in each case that this offering had been consummated on January 1, 2022.

**Mach Natural Resources**
**Unaudited Pro Forma Cash Available for Distribution**

| | Pro Forma Year Ended December 31, 2022 | Pro Forma Twelve Months Ended June 30, 2023 |
|---|---|---|
| | *(in thousands, except per unit amounts)* | |
| **Net Income** | $ 639,084 | $ 563,361 |
| Interest expense, net | 4,231 | 4,831 |
| Depreciation, depletion and amortization | 124,804 | 150,605 |
| Unrealized (gain) loss on derivative settlements | (53,730) | (95,493) |
| Equity-based compensation expense | — | — |
| Loss on contingent consideration | — | — |
| Credit losses | — | 767 |
| (Gain) loss on sale of assets | (94) | (142) |
| **Adjusted EBITDA**[1] | $ 714,295 | $ 623,929 |
| **Net Income** | $ 639,084 | $ 563,361 |
| Interest expense, net | 4,231 | 4,831 |
| Depreciation, depletion and amortization | 124,804 | 150,605 |
| Unrealized (gain) loss on derivative settlements | (53,730) | (95,493) |
| Equity-based compensation expense | — | — |
| Loss on contingent consideration | — | — |
| Credit losses | — | 767 |
| (Gain) loss on sale of assets | (94) | (142) |
| Settlement of asset retirement obligations | (206) | (133) |
| Cash interest expense, net | (3,856) | (4,440) |
| Development costs | (290,636) | (382,501) |
| Settlement of contingent consideration | (13,547) | (5,436) |
| Change in accrued realized derivative settlements | (4,028) | (10,852) |
| **Cash Available for Distribution**[2] | $ 402,022 | $ 220,567 |
| **Pro Forma Annualized Distributions Per Unit** | $ 4.24 | $ 2.32 |
| **Pro Forma Estimated Annual Cash Distributions:** | | |
| Distributions on common units held by purchasers in this offering | $ 42,318 | $ 23,218 |
| Distributions on common units held by our Existing Owners | $ 359,704 | $ 197,349 |
| Total estimated annual cash distributions | $ 402,022 | $ 220,567 |

(1) Adjusted EBITDA is a non-GAAP financial measure, please see "Prospectus Summary — Non-GAAP Financial Measures" above.

(2) Cash available for distribution is a non-GAAP financial measure, please see "Prospectus Summary — Non-GAAP Financial Measures" above.

**Estimated Cash Available for Distribution for the Twelve Months Ending June 30, 2024**

The financial forecast presents, to the best of our knowledge and belief, our expected results of operations, Adjusted EBITDA and cash available for distribution for the twelve months ending June 30, 2024. Based upon the assumptions and considerations set forth in the table below, we estimate that we will generate $334.1 million in cash available for distribution for the twelve months ending June 30, 2024, which would be sufficient to pay cash distributions of $3.52 per common unit. The number of outstanding common units on which we have based such belief does not include any common units that may be issued under the long-term incentive plan that our general partner is expected to adopt prior to the closing of this offering, including the expected grants totaling approximately $13.6 million to our directors and certain key employees, with the number of units underlying the awards being 679,000 common units (based on the mid-point of the price range set forth on the cover of this prospectus). Furthermore, the financial forecast assumes that we do not make any acquisitions of properties during the twelve months ending June 30, 2024.

The table below under "— Our Estimated Cash Available for Distribution" reflects our judgment, as of the date of this prospectus, of conditions we expect to exist and the course of action we expect to take in order to be able to be able to generate cash available for distribution in the amount of $3.52 per common unit, or $334.1 million in the aggregate for the twelve months ending June 30, 2024. The assumptions discussed below under "— Assumptions and Considerations" are those that we believe are significant to our ability to generate the requisite Adjusted EBITDA. Based on such assumptions, we believe our actual results of operations and cash flow will be sufficient to generate the Adjusted EBITDA necessary to pay the forecasted aggregate annualized cash distribution. We can, however, give you no assurance that we will generate this amount. There will likely be differences between our estimated Adjusted EBITDA and our actual results, and those differences could be material. If we fail to generate the estimated Adjusted EBITDA contained in our forecast, our annualized cash distribution to all of our unitholders may be less than expected. We can give you no assurance that our assumptions will be realized or that we will generate any available cash, in which event we will not be able to pay quarterly cash distributions from our available cash on our common units.

While we do not, as a matter of course, make public projections as to future sales, earnings or other results, our management has prepared the prospective financial information that is the basis of our estimated Adjusted EBITDA below to substantiate our belief that we will have sufficient cash to pay the forecasted cash distribution on all of our common units for twelve months ending June 30, 2024. This forecast is a forward-looking statement and should be read together with our historical financial statements and the accompanying notes included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The accompanying prospective financial information was not prepared with a view toward complying with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of our management, is substantially consistent with those guidelines and was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management's knowledge and belief, the assumptions and considerations on which we base our belief that we can generate Adjusted EBITDA necessary for us to pay cash distribution on all of our outstanding common for the twelve months ending June 30, 2024 equal to $3.52 per common unit. Readers of this prospectus are cautioned not to place undue reliance on this prospective financial information. Please read "— Assumptions and Considerations," including the sensitivity analysis included therein.

The prospective financial information included in this prospectus has been prepared by, and is the responsibility of, our management. Grant Thornton LLP has not compiled, examined or performed any procedures with respect to the accompanying prospective financial information and, accordingly, Grant Thornton LLP does not express any opinion or any other form of assurance with respect thereto. The Grant Thornton LLP reports included in the registration statement relate to our historical financial information. It does not extend to the prospective financial information and should not be read to do so.

When considering our financial forecast, you should keep in mind the risk factors and other cautionary statements under "Risk Factors." Any of the risks discussed in this prospectus, to the extent they are realized, could cause our actual results of operations to vary significantly from those that would enable us to generate the Adjusted EBITDA necessary to pay the forecasted aggregate annualized cash distribution on all of our outstanding common units for the twelve months ending June 30, 2024.

|  | Three Months Ending September 30, 2023 | Three Months Ending December 31, 2023 | Three Months Ending March 31, 2024 | Three Months Ending June 30, 2024 | Twelve Months Ending June 30, 2024 |
|---|---|---|---|---|---|
|  | *(in thousands, except per unit amounts) (unaudited)* | | | | |
| **Estimated Net Income**[1] | $ 99,390 | $ 105,302 | $ 100,703 | $ 85,785 | $ 391,180 |
| Interest expense | 1,132 | 1,132 | 1,116 | 1,116 | 4,496 |
| Depreciation, depletion and amortization | 32,736 | 33,820 | 32,940 | 32,533 | 132,029 |
| Unrealized (gain) loss on derivative settlements[2] | — | — | — | — | — |
| Equity-based compensation expense[3] | — | — | — | — | — |
| Loss on contingent consideration[4] | — | — | — | — | — |
| (Gain) loss on sale of assets[5] | — | — | — | — | — |
| **Estimated Adjusted EBITDA**[6] | $ 133,258 | $ 140,254 | $ 134,759 | $ 119,434 | $ 527,705 |
| **Estimated Net Income**[1] | $ 99,390 | $ 105,302 | $ 100,703 | $ 85,785 | $ 391,180 |
| Interest expense | 1,132 | 1,132 | 1,116 | 1,116 | 4,496 |
| Depreciation, depletion and amortization | 32,736 | 33,820 | 32,940 | 32,533 | 132,029 |
| Unrealized (gain) loss on derivative settlements[7] | — | — | — | — | — |
| Equity-based compensation expense | — | — | — | — | — |
| Loss on contingent consideration[8] | — | — | — | — | — |
| (Gain) loss on sale of assets[9] | — | — | — | — | — |
| Settlement of asset retirement obligations[10] | — | — | — | — | — |
| Cash interest expense, net | (1,132) | (1,132) | (1,116) | (1,116) | (4,496) |
| Development costs[11] | (67,531) | (41,100) | (39,462) | (41,050) | (189,143) |
| Settlement of contingent consideration[12] | — | — | — | — | — |
| Change in accrued realized derivative settlements[13] | — | — | — | — | — |
| **Estimated Cash Available for Distribution**[14] | $ 64,595 | $ 98,022 | $ 94,181 | $ 77,268 | $ 334,066 |
| **Estimated Cash distribution per unit** | $ 0.68 | $ 1.03 | $ 0.99 | $ 0.82 | $ 3.52 |
| **Estimated cash distributions**[15]: | | | | | |
| Distributions on common units held by purchasers in this offering (10,000,000) | $ 6,799 | $ 10,318 | $ 9,914 | $ 8,133 | $ 35,164 |
| Distributions on common units held by the Existing Owners (85,000,000)[16] | $ 57,796 | $ 87,704 | $ 84,267 | $ 69,135 | $ 298,902 |
| Total estimated annual cash distributions | $ 64,595 | $ 98,022 | $ 94,181 | $ 77,268 | $ 334,066 |

(1) Includes the forecasted effect of cash settlements of commodity derivative instruments. This amount does not include unrealized commodity derivative gains (losses), as such amounts represent non-cash items and cannot be reasonably estimated in the forecast period.

(2) Does not include an estimate of unrealized derivative (gain)/loss because the forecast period assumes the commodity prices set forth below under "— Assumptions and Considerations — Operations and Revenue — Prices" remain constant during the period. For additional information regarding the impact of changes in commodity prices, please see "— Sensitivity Analysis" below.

(3) Does not include an estimate of equity-based compensation expense for the forecast period because the amount of such expense is not known at this time, including any unit awards that may be issued under the long-term incentive plan that our general partner is expected to adopt prior to the closing of this offering, including the expected grants totaling approximately $13.6 million to our directors and certain key employees, with the number of units underlying the awards being 679,000 common units (based on the mid-point of the price range set forth on the cover of this prospectus).

(4)    There is no additional contingent consideration to record losses in the forecasted periods. The settlement of contingent consideration in previous periods was due to the contingent overriding royalty interest described in Note 9 of the financial statements of BCE-Mach III included herein, which was settled in 2022.

(5)    Does not include estimated non-cash (gain)/loss, which cannot be accurately forecasted for future periods.

(6)    Adjusted EBITDA is a non-GAAP financial measure, please see "Prospectus Summary — Non-GAAP Financial Measures" above.

(7)    Does not include an estimate of unrealized (gain) loss on derivative settlements because the forecast period assumes the commodity prices set forth below under "— Assumptions and Considerations — Operations and Revenue —Prices" remain constant during the period.  For additional information regarding the impact of changes in commodity prices, please see "— Sensitivity Analysis" below.

(8)    There is no additional contingent consideration to record losses in the forecasted periods. The settlement of contingent consideration in previous periods was due to the contingent overriding royalty interest described in Note 9 of the financial statements of BCE-Mach III included herein, which was settled in 2022.

(9)    Does not include (gain) loss on sale of assets, which cannot be accurately forecasted for future periods.

(10)   Does not include settlement of asset retirement obligations, which are not forecasted for future periods at this time.

(11)   Our development costs decrease in the periods following the three months ended September 30, 2023 because we have recently reduced our rig count from three to two rigs.

(12)   There is no additional contingent consideration to record losses in the forecasted periods. The settlement of contingent consideration in previous periods was due to the contingent overriding royalty interest described in Note 9 of the financial statements of BCE-Mach III included herein, which was settled in 2022.

(13)   Does not include an estimate of change in accrued realized derivative settlements because the forecast period assumes the commodity prices set forth below under "— Assumptions and Considerations — Operations and Revenue — Prices" remain constant during the period.  For additional information regarding the impact of changes in commodity prices, please see "— Sensitivity Analysis" below.

(14)   Cash available for distribution is a non-GAAP financial measure, please see "Prospectus Summary — Non-GAAP Financial Measures" above.

(15)   The number of outstanding common units assumed herein does not include any common units that may be issued under the long-term incentive plan that our general partner is expected to adopt prior to the closing of this offering, including the expected grants totaling approximately $13.6 million to our directors and certain key employees, with the number of units underlying the awards  being 679,000 common units (based on the mid-point of the price range set forth on the cover of this prospectus).

(16)   Assumes 3,750,000 common units of the Exchanging Members are redeemed, assuming the underwriters do not exercise their option to purchase additional units. See "Use of Proceeds."

## Assumptions and Considerations

Based upon the specific assumptions outlined below, we expect to generate cash available for distribution for the twelve months ending June 30, 2024 of approximately $334.1 million.

On January 1, 2023, we assumed operations of a significant amount of properties where we previously were a non-operating partner in the properties and provided midstream services. As a result of these properties becoming operated properties as opposed to non-operated properties, offsetting accounting changes occurred resulting in reduced midstream operating expense, reduced midstream revenue, increased LOE, and increased price realizations. Our forecast takes into consideration these accounting changes.

While we believe that these assumptions are reasonable in light of management's current expectations concerning future events, the forecasted estimates underlying these assumptions are inherently uncertain and are subject to significant business, economic, regulatory, environmental and competitive risks and uncertainties that could cause actual results to differ materially from those we anticipate. If our assumptions are not correct, the amount of actual cash available to pay distributions could be substantially less than the amount we currently estimate, in which event the market price of our common units may decline substantially. When reading this section, you should keep in mind the risk factors and other cautionary statements described under "Risk Factors" and "Forward-Looking Statements." Any of the risks discussed in this prospectus could cause our actual results to vary significantly from our estimates.

**PROVISIONS OF OUR PARTNERSHIP AGREEMENT RELATING TO CASH DISTRIBUTIONS**

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

**Distributions of Available Cash**

*General*

Our partnership agreement requires that, within 60 days after the end of each quarter (other than the fourth quarter) and within 90 days after the end of the fourth quarter, beginning with the quarter ending December 31, 2023, we distribute all of our available cash to unitholders of record on the applicable record date. We will adjust the amount of our cash distribution for the period from the closing of this offering through December 31, 2023, based on the actual length of that period.

*Definition of Available Cash*

Available cash generally means, for any quarter, all cash and cash equivalents on hand at the end of that quarter:

- *less*, the amount of cash reserves established by our general partner to:

  - provide for the proper conduct of our business, which will include, but is not limited to, amounts reserved for capital expenditures, working capital and operating expenses;

  - comply with applicable law, any of our debt instruments or other agreements; or

  - provide funds for distributions to our unitholders for any one or more of the next four quarters;

- *plus*, all cash and cash equivalents on hand on the date of determination resulting from dividends or distributions received after the end of the quarter from equity interests in any person other than a subsidiary in respect of operations conducted by such person during the quarter;

- *plus*, if our general partner so determines, all or a portion of cash and cash equivalents on hand on the date of determination resulting from working capital borrowings made after the end of the quarter.

The purpose and effect of the last bullet point above is to allow our general partner, if it so decides, to use cash from working capital borrowings made after the end of the quarter but on or before the date of determination of available cash for that quarter to pay distributions to unitholders. Working capital borrowings are generally borrowings that are made under a credit facility, commercial paper facility or similar financing arrangement and in all cases are used solely for working capital purposes or to pay distributions to partners and with the intent of the borrower to repay such borrowings within twelve months from sources other than additional working capital borrowings.

*Methods of Distribution*

We intend to distribute available cash to our unitholders, pro rata. Our partnership agreement permits, but does not require, us to borrow funds to make distributions to our unitholders. Accordingly, there is no guarantee that we will pay any distribution on the units in any quarter.

*General Partner Interest*

Our general partner owns a non-economic general partner interest in us, which does not entitle it to receive cash distributions. However, our general partner may in the future acquire common units or other equity interests in us and will be entitled to receive distributions on any such interests.

**Distributions of Cash Upon Liquidation**

If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment (or establishing a reserve for payment) of our creditors. We will distribute any remaining proceeds to our unitholders, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

| (in thousands, except per unit amounts) | Predecessor Historical | | | | Mach Natural Resources Pro Forma | |
|---|---|---|---|---|---|---|
| | Six Months Ended June 30, | | Year Ended December 31, | | Six Months Ended June 30, | Year Ended December 31, |
| | 2023 | 2022 | 2022 | 2021 | 2023 | 2022 |
| **Statement of Operations Data:** | | | | | | |
| **Revenues:** | | | | | | |
| Oil, natural gas, and NGL sales ......... | $ 312,613 | $ 408,442 | $ 860,388 | $ 397,500 | $ 399,686 | $ 1,165,420 |
| Midstream revenue .................... | 13,318 | 19,883 | 44,373 | 31,883 | 13,531 | 44,832 |
| Loss (gain) on oil and natural gas derivatives, net .................... | 15,742 | (72,857) | (67,453) | (67,549) | 22,618 | (113,322) |
| Product sales........................ | 17,421 | 47,960 | 100,106 | 30,663 | 17,421 | 100,106 |
| Total operating revenues................ | $ 359,094 | $ 403,428 | $ 937,414 | $ 392,497 | $ 453,256 | $ 1,197,036 |
| **Operating Expenses:** | | | | | | |
| Gathering and processing expense ....... | $ 17,510 | $ 20,812 | $ 47,484 | $ 27,987 | $ 33,430 | $ 87,887 |
| Lease operating expense............... | 60,615 | 39,592 | 95,941 | 45,391 | 87,439 | 145,267 |
| Midstream operating expense........... | 5,538 | 6,976 | 15,157 | 12,248 | 5,761 | 15,618 |
| Cost of product sales ................. | 15,575 | 44,958 | 94,580 | 28,687 | 15,575 | 94,580 |
| Production taxes ..................... | 15,526 | 22,675 | 47,825 | 21,165 | 20,003 | 65,194 |
| Depreciation, depletion, amortization and accretion expense – oil and natural gas ............................. | 58,095 | 29,374 | 84,070 | 37,537 | 72,117 | 119,359 |
| Depreciation and amortization expense – other................... | 2,793 | 2,008 | 4,519 | 3,148 | 3,171 | 5,445 |
| General and administrative............. | 9,905 | 13,648 | 25,454 | 60,927 | 11,750 | 19,278 |
| Total operating expenses ............ | $ 185,557 | $ 180,043 | $ 415,030 | $ 237,090 | $ 249,246 | $ 552,628 |
| **Operating income** ..................... | $ 173,537 | $ 223,385 | $ 522,384 | $ 155,407 | $ 204,010 | $ 644,408 |
| **Other income (expenses):** | | | | | | |
| Interest expense ..................... | $ (3,789) | $ (1,876) | $ (4,852) | $ (1,656) | $ (3,117) | $ (4,241) |
| Other (expense) income, net............ | (245) | 1,121 | (691) | 1,023 | (4,966) | (1,083) |
| Loss on contingent considerations ....... | — | — | — | (16,400) | — | — |
| Total other expenses................ | $ (4,034) | $ (755) | $ (5,543) | $ (17,033) | $ (8,083) | $ (5,324) |
| **Net income** ........................... | $ 169,503 | $ 222,630 | $ 516,841 | $ 138,374 | $ 195,927 | $ 639,084 |
| Net income per limited partner unit: | | | | | | |
| Basic................................ | $ 2.21 | $ 2.90 | $ 6.73 | $ 1.80 | $ 2.06 | $ 6.73 |
| Diluted ............................. | $ 2.21 | $ 2.90 | $ 6.73 | $ 1.80 | $ 2.05 | $ 6.68 |
| Weighted average number of limited partner units outstanding (basic and diluted): | | | | | | |
| Basic................................ | 76,769 | 76,769 | 76,769 | 76,769 | 95,000 | 95,000 |
| Diluted ............................. | 76,769 | 76,769 | 76,769 | 76,769 | 95,679 | 95,679 |
| **Other Financial Data:** | | | | | | |
| Adjusted EBITDA[(1)] .................. | $ 226,766 | $ 276,408 | $ 594,429 | $ 248,617 | $ 255,639 | $ 714,295 |
| Cash Available for Distribution[(2)] ........ | $ 30,418 | $ 155,857 | $ 300,944 | $ 184,445 | $ 43,290 | $ 402,022 |
| **Cash Flow Data:** | | | | | | |
| Net cash provided by (used in): | | | | | | |
| Operating activities................... | $ 275,145 | $ 227,936 | $ 553,542 | $ 198,462 | | |
| Investing activities ................... | $ (187,812) | $ (212,951) | $ (372,660) | $ (194,743) | | |
| Financing activities................... | $ (67,904) | $ (27,236) | $ (210,737) | $ (4,584) | | |
| **Balance Sheet Data (at period end):** | | | | | | |
| Total assets ......................... | $ 979,312 | | $ 887,441 | $ 525,379 | $ 1,432,676 | |
| Total long-term liabilities.............. | $ 150,354 | | $ 141,570 | $ 117,241 | $ 177,893 | |
| Members'/Partners' capital............. | $ 689,527 | | $ 593,230 | $ 278,699 | $ 1,051,461 | |

(1)  Adjusted EBITDA is a non-GAAP financial measure, please see "Prospectus Summary — Non-GAAP Financial Measures" above.

(2)  Cash available for distribution is a non-GAAP financial measure, please see "Prospectus Summary — Non-GAAP Financial Measures" above.

include all of our capital expenditures, other than acquisitions. Cash available for distribution will not reflect changes in working capital balances. Cash available for distribution is not a measurement of our financial performance or liquidity under GAAP and should not be considered as an alternative to, or more meaningful than, net income or net cash provided by or used in operating activities as determined in accordance with GAAP or as indicators of our financial performance and liquidity. The GAAP measures most directly comparable to cash available for distribution are net income and net cash provided by operating activities. Cash available for distribution should not be considered as an alternative to, or more meaningful than, net income or net cash provided by operating activities.


**Factors Affecting the Comparability of Our Future Results
of Operations to Our Historical Results of Operations**


Our future results of operations may not be comparable to our historical results of operations for the periods presented, primarily for the reasons described below.

### Acquisitions

We have completed nine acquisitions since 2021. These acquisitions are reflected in our results of operations as of and after the date of completion for each such acquisition. As a result, periods prior to each such acquisition will not contain the results of such acquired assets which will affect the comparability of our results of operations for certain historical periods. We may continue to grow our operations through acquisitions when economical, including by funding such acquisitions under our credit facility.

On January 1, 2023, we assumed operations of a significant amount of properties where we previously were a non-operating partner in the properties and provided midstream services. As a result of these properties becoming operated properties as opposed to non-operated properties, offsetting accounting changes occurred resulting in reduced midstream operating expense, reduced midstream revenue, increased LOE, and increased price realizations.

### Reorganization Transactions

The historical consolidated financial statements included in this prospectus are of our predecessor, BCE-Mach and BCE-Mach II prior to the Reorganization Transactions described in "Prospectus Summary — Reorganization Transactions, Partnership Structure and Expected Refinancing Transactions." Our historical financial data may not yield an accurate indication of what our actual results would have been if the Reorganization Transactions had been completed at the beginning of the periods presented or of what our future results of operations are likely to be. For our results of operation of our predecessor, BCE-Mach and BCE-Mach II presented on a combined basis and pro forma for the Reorganization Transactions and this offering, please see "Selected Historical and Pro Forma Financial and Operating Data" presented elsewhere in this prospectus.

### Public company expenses

Upon the completion of this offering, we expect to incur incremental non-recurring costs related to our transition to a publicly traded partnership, including the costs of this initial public offering and the costs associated with the initial implementation of our internal control implementation and testing. We also expect to incur additional significant and recurring expenses as a publicly traded partnership, including costs associated with the employment of additional personnel, compliance under the Exchange Act, annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation, independent auditor fees, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance costs and independent director compensation. The direct, incremental general and administrative expenses are not included in our historical or pro forma financial statements; however, we expect those expenses to be approximately $6.0 million per year.

### Impairment

We evaluate our producing properties for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When assessing proved properties for impairment, we compare the expected undiscounted future cash flows of the proved properties to the carrying amount of the proved properties to determine recoverability. If the carrying amount of proved properties exceeds the expected undiscounted future cash flows, the carrying amount is written down to the properties' estimated fair value, which is measured as the present value of the expected future cash flows of such properties. The factors used to determine fair costs for our Oswego formation drilling locations tied to our owned midstream infrastructure by approximately $4.18 per barrel of oil equivalent to approximately $41.29 per barrel. This reduction consists of the average net cost savings attributable to our working interest resulting from the utilization of our owned midstream infrastructure for gas processing and transportation and water disposal, and the addition of the incremental third-party midstream revenue attributable to the non-operated portion of the working interest that we do not own. After adding the benefit of our midstream infrastructure, we believe these breakeven costs have comparable economics to the Midland and Delaware Basins.

- ***Maintain low operating cost structure to support meaningful cash available for distribution.*** Our average cash operating costs during the twelve months ended June 30, 2023, including the benefit of our midstream infrastructure assets, were $12.51 per barrel of oil equivalent, which is 15% lower on average than other unconventional focused operators, and 55% lower on average than other conventional focused operators during the same period. We believe that our low cost structure will allow us to make unitholder cash distributions during a negative commodity cycle.

- ***Leverage industry expertise to improve operations and pursue opportunistic acquisitions in Oklahoma.*** Led by industry veteran Tom L. Ward, our senior management team has built lasting relationships with sellers and operators throughout the Anadarko Basin and has developed a track record of acquiring assets at consistently attractive valuations. We believe we can continue to execute opportunistic and accretive transactions that complement our operations in the Anadarko Basin, utilizing our technical expertise to identify acquisition opportunities where our production and cost optimization strategies will yield the greatest returns.

- ***Ensure financial flexibility with conservative leverage and ample liquidity.*** We intend to conduct our operations through cash flow generated from operations with a focus on maintaining a disciplined balance sheet with little to no outstanding debt. Due to our historically strong operating cash flows and liquidity, we have substantial flexibility to fund our capital budget and to potentially accelerate our drilling program as conditions warrant. Our focus is on the economic extraction of hydrocarbons while maintaining a strong liquidity profile and remaining substantially debt free. Further, to mitigate the risk associated with volatile commodity prices and to further enhance the stability of our cash flow available for distribution, from time to time we may opportunistically hedge a portion of our production volumes at prices we deem attractive.

## Our Strengths

We have a number of differentiated strengths that we believe help us successfully execute our business strategy, including:

- ***Strong production and cash flow across a large acreage position.*** Our average net daily production for the twelve months ended June 30, 2023 was approximately 65 MBoe/d, with approximately 4,500 gross operated wells, and an average working interest of approximately 75%. We own extensive acreage in the Anadarko Basin, with approximately 936,000 net acres, approximately 99% of which is held by production. We believe our large acreage position enables us to optimize our development plan and support significant cash flow generation. For the six months ended June 30, 2023 and year ended December 31, 2022, on a pro forma basis, we generated $196 million and $639 million of net income, respectively, $256 million and $714 million of Adjusted EBITDA, respectively, and $43 million and $402 million of cash available for distribution, respectively. See "Prospectus Summary — Non-GAAP Financial Measures" and "Our Cash Distribution Policy and Restrictions on Distributions — Unaudited Pro Forma Cash Available for Distribution for the Year Ended December 31, 2022 and the Twelve Months Ended June 30, 2023."

- ***Attractive portfolio of large and contiguous core acreage blocks supported by company owned midstream infrastructure.*** Since our founding, we have accumulated an acreage position consisting of approximately 936,000 net acres, of which 99% is held by production, and over 2,000 identified horizontal drilling locations, of which more than 750 are located in the Oswego formation. This large acreage position provides flexibility to accelerate our drilling program or execute opportunistic developments as conditions warrant. In addition, we own substantial gathering and processing assets, which improves our cost structure and enhances the stability of our hydrocarbon flows. We believe our acreage footprint and midstream systems allows us to monetize our production at favorable realized prices and reduces our operating costs while providing us with additional incremental third party revenue streams.

ownership in us. Such proportional membership interest of Tom L. Ward includes certain ownership of trusts affiliated with Mr. Ward, which such membership interests currently represent approximately 1.7% of our outstanding common units. Specifically, each of BCE-Mach Aggregator and Mach Resources shall separately be entitled to appoint (i) one director if its membership interests are greater than 0% but equal to or less than 25%, (ii) two directors if its membership interests are greater than 25% but equal to or less than 50%, (iii) three directors if its membership interests are greater than 50% but equal to or less than 75%, (iv) four directors if its membership interests are greater than 75% but less than 100% and (v) five directors if its membership interests are 100%. Further, to the extent each of BCE-Mach Aggregator and Mach Resources are entitled to appoint a director, each shall only be entitled to appoint one director that is not Independent (as defined in the general partner agreement). As a result, the Sponsor will control our general partner and will be entitled to appoint four members of the Board initially and Mach Resources shall be entitled to appoint one member of the Board initially, who shall be Tom L. Ward.

In evaluating director candidates, sole members of our general partner will assess whether a candidate possesses the integrity, judgment, knowledge, experience, skills and expertise that are likely to enhance the board's ability to manage and direct our affairs and business, including, when applicable, to enhance the ability of the committees of the Board to fulfill their duties.

Our general partner's directors hold office until the earlier of their death, resignation, retirement, disqualification or removal or until their successors have been duly elected and qualified.

Additionally, pursuant to the general partner agreement, the Board shall have the right by delivery of written notice to BCE-Mach Aggregator and Mach Resources to require the Company, the Board and BCE-Mach Aggregator and Mach Resources, to take all necessary action to transfer all of the outstanding membership interests of our general partner to the Company for no additional consideration and amend our partnership agreement to provide the holders of common units with voting rights in the election of the members of the Board, as the general partner of the Company.

**Director Independence**

Our independent directors will meet the independence standards established by the NYSE listing rules.

**Committees of the Board of Directors**

The Board will have an audit committee, a compensation committee, a conflicts committee, and such other committees as the Board shall determine from time to time. The NYSE listing rules do not require a listed limited partnership to establish a compensation committee or a nominating and corporate governance committee. However, we have established a compensation committee that will have the responsibilities set forth below.

*Audit Committee*

We are required to have an audit committee of at least three members, and all its members are required to meet the independence and experience standards established by the NYSE listing rules and rules of the SEC. The audit committee will assist the Board in its oversight of the integrity of our financial statements and our compliance with legal and regulatory requirements and partnership policies and controls. The audit committee will have the sole authority to (1) retain and terminate our independent registered public accounting firm, (2) approve all auditing services and related fees and the terms thereof performed by our independent registered public accounting firm and (3) pre-approve any non-audit services and tax services to be rendered by our independent registered public accounting firm. The audit committee will also be responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm will be given unrestricted access to the audit committee and our management. Effective upon the consummation of this offering, Edgar R. Giesinger, Stephen Perich and Francis A. Keating II will serve on the audit committee. Edgar R. Giesinger will serve as chair of the audit committee.

*Conflicts Committee*

In accordance with the terms of our partnership agreement, two or more members of the Board will serve on our conflicts committee to review specific matters that may involve conflicts of interest. The members of our conflicts committee cannot be officers or employees of our general partner or directors, officers, or employees of its affiliates, and must meet the independence and experience standards established by the NYSE and the Exchange Act

### *Source of Common Units*

Common units to be delivered with respect to awards may be newly-issued units, common units acquired by us or our general partner in the open market, common units already owned by our general partner or us, common units acquired by our general partner directly from us or any other person or any combination of the foregoing.

### *Certain Transactions*

If any change is made to our capitalization, such as a unit split, unit combination, unit distribution, exchange of units or other recapitalization, merger or otherwise, that results in an increase or decrease in the number of outstanding common units, appropriate adjustments will be made by the plan administrator in the number and type of common units subject to an award under the Long-Term Incentive Plan. The plan administrator will also have the discretion to make certain adjustments to awards in the event of a change in control, such as accelerating the vesting or exercisability of awards, requiring the surrender of an award, with or without consideration, or making any other adjustment or modification to the award that the plan administrator determines is appropriate in light of the transaction.

### *Clawback*

All awards granted under the Long-Term Incentive Plan will be subject to clawback, cancellation, recoupment, rescission, payback, reduction or other similar action in accordance with any Company clawback policy or similar policy or any applicable law related to such actions.

### *Termination of Service*

The consequences of the termination of a participant's membership on the board of directors of our general partner or other service arrangement will generally be determined by the plan administrator and set forth in the relevant award agreement.

### *Plan Amendment and Termination*

The plan administrator may amend or terminate any award, award agreement or the Long-Term Incentive Plan at any time; however, unitholder approval will be required for any amendment to the extent necessary to comply with applicable law. Unitholder approval will be required to make amendments that (i) increase the aggregate number of common units that may be issued under the Long-Term Incentive Plan or (ii) change the classification of individuals eligible to receive awards under the Long-Term Incentive Plan. The Long-Term Incentive Plan will remain in effect for a period of 10 years (unless earlier terminated by the board of directors of our general partner).

### *Expected Grants in Connection with the Offering*

We have approved grants equaling $13.6 million of our common units in connection with the closing of this offering to our directors and certain key employees, with the number of units underlying the awards being 679,000 common units (based on the mid-point of the price range set forth on the cover of this prospectus).

## Non-Employee Director Compensation

We did not pay any compensation, make any equity awards or non-equity awards to, or pay any other compensation to, any of the non-employee directors of our board of directors in 2022. We intend to implement a non-employee director compensation program in connection with this offering, but the details of this program have not yet been determined.

# SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our common units that, upon the consummation of this offering and the related transactions, including the use of proceeds from this offering, will be owned by:

- beneficial owners of more than 5% of our common units;

- each named executive officer of our general partner; and

- all directors, director nominees and executive officers of our general partner as a group.

The percentage of units beneficially owned is based on 95,000,000 common units being outstanding immediately following this offering.

The following table does not reflect any common units that may be issued under the long-term incentive plan that our general partner expects to adopt prior to the closing of this offering, including the expected grants totaling approximately $13.6 million to our directors and certain key employees, with the number of units underlying the awards being 679,000 common units (based on the mid-point of the price range set forth on the cover of this prospectus).

| Name of Beneficial Owner[1] | Common Units Beneficially Owned After the Offering (Assuming No Exercise of the Underwriters' Overallotment Option) | | Common Units Beneficially Owned After the Offering (Assuming the Underwriters' Over-Allotment Option is Exercised in Full) | |
|---|---|---|---|---|
| | Common Units | Percentage of Common Units | Common Units | Percentage of Common Units |
| Investment funds managed by Bayou City Energy Management, LLC[2] | 68,226,633 | 71.8% | 67,022,634 | 70.6% |
| Tom L. Ward[3] | 13,639,511 | 14.4% | 13,398,814 | 14.1% |
| Kevin R. White | 698,299 | * | 685,976 | * |
| Daniel T. Reineke, Jr | 698,299 | * | 685,976 | * |
| Michael Reel | 138,125 | * | 135,688 | * |
| William McMullen[2] | 68,226,633 | 71.8% | 67,022,634 | 70.6% |
| Edgar R. Giesinger | — | — | — | — |
| Stephen Perich | — | — | — | — |
| Frank A. Keating | — | — | — | — |
| All executive officers, directors and director nominees as a group (8 persons) | 83,400,867 | 87.8% | 81,929,087 | 86.2% |

---

\*  Less than 1%.

(1) Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the holders listed has sole voting and investment power with respect to the common units beneficially owned by the holder unless noted otherwise, subject to community property laws where applicable. Unless otherwise noted, the address for each beneficial owner listed below is 14201 Wireless Way, Suite 300, Oklahoma City, OK 73134.

(2) Represents the common units held by BCE-Mach Aggregator LLC ("BCE Aggregator"). Investment funds managed by Bayou City Energy Management, LLC controls the investment decisions of BCE Aggregator and William McMullen has management control over these investment funds and accordingly may be deemed to share beneficial ownership of the common units held by BCE Aggregator. William McMullen disclaims beneficial ownership of such common units. The principal address for each of the above referenced entities is c/o Bayou City Energy, L.P., 1201 Louisiana Street Suite 3308, Houston, TX 77002.

(3) Includes common units held through Mach Resources and common units held in trust through the Tom L Ward 1992 Revocable Trust and WCT Resources LLC which is owned by certain trusts owned by certain of Tom L. Ward's family members, each of which Mr. Ward has control. Does not include common units owned by certain other trusts affiliated with Mr. Ward, which are not controlled by Mr. Ward, but for which an employee of Mach Resources serves as the trustee. Such common units owned by trusts affiliated with Mr. Ward currently represent approximately 1.7% of our outstanding common units.

# CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Upon the consummation of this offering, assuming the underwriters do not exercise their option to purchase additional common units, the Sponsor will own 68,226,633 common units (or 67,022,634 of our common units if the underwriters exercise in full their option to purchase additional common units) representing an approximate 71.8% limited partner interest in us (or 70.6% of our limited partner interests if the underwriters exercise in full their option to purchase additional common units), and BCE-Mach Aggregator, which is controlled by the Sponsor, will own 100% of our general partner. Tom L. Ward will beneficially own 13,639,511 common units (or 13,398,814 of our common units if the underwriters exercise in full their option to purchase additional common units) representing an approximate 14.4% limited partner interest in us (or 14.1% of our limited partner interests if the underwriters exercise in full their option to purchase additional common units). The Sponsor, who owns BCE-Mach Aggregator, and Tom L. Ward through his ownership of Mach Resources will indirectly appoint all of the directors of our general partner, which will own a non-economic general partner interest in us. These percentages do not reflect any common units that may be issued under the long-term incentive plan that our general partner expects to adopt prior to the closing of this offering, including the expected grants totaling approximately $13.6 million to our directors and certain key employees, with the number of units underlying the awards being 679,000 common units (based on the mid-point of the price range set forth on the cover of this prospectus).

## Distributions and Payments to Our General Partner and Its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with our formation, ongoing operation and liquidation. These distributions and payments were determined by and among affiliated entities and, consequently, were not the result of arm's length negotiations.

### *Operational Stage*

| | |
|---|---|
| Distributions of available cash to affiliates of our general partner | We make cash distributions to our unitholders, including affiliates of our general partner, pro rata. |
| | Upon completion of this offering and the use of proceeds thereby, the affiliates of our general partner (the Sponsor and Tom L. Ward) will beneficially own 81,866,144 common units (or 80,421,448 of our common units if the underwriters exercise in full their option to purchase additional common units), representing approximately 86.2% of our outstanding common units (or 84.7% of our outstanding common units if the underwriters exercise in full their option to purchase additional common units) and would receive a pro rata percentage of the cash distributions that we distribute in respect thereof. |
| Payments to our general partner and its affiliates | Our general partner will not receive a management fee or other compensation for its management of our partnership, but we will reimburse our general partner and its affiliates for costs and expenses they incur and payments they make on our behalf. Our partnership agreement does not set a limit on the amount of expenses for which our general partner may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us. |
| Withdrawal or removal of our general partner | If our general partner withdraws or is removed, its non-economic general partner interest will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read "The Partnership Agreement — Withdrawal or Removal of Our General Partner." |

### *Liquidation Stage*

| | |
|---|---|
| Liquidation | Upon our liquidation, the partners, including our general partner with respect to any common units or other units then held by our general partner, will be entitled to receive liquidating distributions according to their respective capital account balances. |

**Agreements with Management**

Tom L. Ward, our Chief Executive Officer, and certain affiliated entities of Mr. Ward have royalty and working interests in certain of our wells. The payments related to these certain interests were $224,859 for the six months ended June 30, 2023, $595,474 for the year ended December 31, 2022, $451,933 for the year ended December 31, 2021 and $410,650 for the year ended December 31, 2020. All of the royalty or working interest payments resulted from well interests in our Legacy Producing Assets.

*Management Services Agreements*

The Mach Companies have existing management services agreements with Mach Resources, pursuant to which Mach Resources manages and performs all aspects of oil and gas operations and other general and administrative functions of the Mach Companies. On a monthly basis, the Mach Companies reimburse certain costs and expenses to Mach Resources for performance under the existing management services agreements. For the six months ended June 30, 2023, the Mach Companies collectively paid $39.0 million to Mach Resources, which consists of $3.6 million for an annual management fee and $35.4 million for reimbursements of its costs and expenses under the existing management services agreements. For the year ended December 31, 2022, the Mach Companies collectively paid $67.0 million to Mach Resources, which consists of $3.4 million for an annual management fee and $63.6 million for reimbursements of its costs and expenses under the existing management services agreements among Mach Resources and the Mach Companies. In connection with this offering, the existing management services agreements with Mach Resources will be terminated and replaced with the MSA (as defined below).

**Other Transactions with Related Persons**

BCE-Stack Development LLC ("BCE-Stack") is an affiliate of BCE-Mach Aggregator, a member of our predecessor, and previously was an owner of working and revenue interests in a subset of our predecessor's wells. BCE-Stack sold their interests in the wells to our predecessor on February 28, 2022. As of December 31, 2022 and as of June 30, 2023, our predecessor had no receivables or payables with BCE-Stack.

**Agreements with Affiliates in Connection with the Reorganization Transactions**

In connection with the closing of this offering, we, our general partner and its affiliates will enter into the various documents and agreements that will affect the Reorganization Transactions. These agreements have been negotiated among affiliated parties and, consequently, are not the result of arm's length negotiations. All of the transaction expenses incurred in connection with these transactions will be paid from the proceeds of this offering.

*Contribution Agreement*

In connection with the closing of this offering, we will enter into a contribution agreement (the "Contribution Agreement") that will effect the transactions whereby BCE, through its affiliate holding companies, will contribute 100% of its membership interests in the Mach Companies not already owned by BCE-Mach Aggregator to BCE-Mach Aggregator in exchange for additional membership interests in BCE-Mach Aggregator. Each of BCE-Mach Aggregator, the Management Members and Mach Resources will contribute 100% of their respective membership interests in the Mach Companies to the Company in exchange for a pro rata allocation of 100% of the limited partnership interests in the Company. The number of limited partnership interests in the Company being issued will not fluctuate based on our initial public offering price. Following the closing of this offering and pursuant to the Contribution Agreement, the Company shall purchase from the contributing parties a portion of their limited partnership interests in the Company for cash with a portion of the proceeds of this offering. See "Use of Proceeds" for additional information.

While we believe this agreement is on terms no less favorable to any party than those that could have been negotiated with an unaffiliated third party, it will not be the result of arm's-length negotiations. All of the transaction expenses incurred in connection with these transactions will be paid from the proceeds of this offering.

*New Management Services Agreement*

We will also enter into a management services agreement ("MSA") with Mach Resources setting forth the operational services arrangements described below. Mach Resources is owned 50.5% by our Chief Executive Officer, Tom L. Ward, through the Tom L Ward 1992 Revocable Trust and 49.5% by WCT Resources LLC which

**CONFLICTS OF INTEREST AND DUTIES**

**Conflicts of Interest**

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates (the Sponsor and Tom L. Ward) on the one hand, and us and our limited partners, on the other hand. In certain cases, directors and officers of our general partner have duties to manage our general partner at the direction of BCE-Mach Aggregator, which is controlled by the Sponsor, and Tom L. Ward through his ownership of Mach Resources. At the same time, our general partner has a duty to manage us in a manner that is not adverse to the best interests of our partnership. The Delaware Revised Uniform Limited Partnership Act (the "Delaware Act"), provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties otherwise owed by a general partner to limited partners and the partnership. Pursuant to these provisions, our partnership agreement contains various provisions replacing the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing the duties of our general partner and the methods of resolving conflicts of interest. Our partnership agreement also specifically limits the remedies available to limited partners for actions taken that, without these defined liability standards, might constitute breaches of fiduciary duty under applicable Delaware law.

Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us or any other partner, on the other hand, our general partner will resolve that conflict. Our general partner may seek the approval of such resolution from the conflicts committee of the Board or from our unitholders. There is no requirement under our partnership agreement that our general partner seek the approval of the conflicts committee or our unitholders for the resolution of any conflict, and, under our partnership agreement, our general partner may decide to seek such approval or resolve a conflict of interest in any other way permitted by our partnership agreement, as described below, in its sole discretion; provided, however, the MSA will require our general partner to seek approval by the conflicts committee of the Board in connection with an amendment to the MSA that, in the reasonable discretion of our general partner, adversely affects our unitholders. Our general partner will make such decisions on a case-by-case basis. An independent third party is not required to evaluate the fairness of the resolution. In determining whether to refer a matter to the conflicts committee or to our unitholders for approval, our general partner will consider a variety of factors, including the nature of the conflict, the size and dollar amount involved, the identity of the parties involved and any other factors the Board deems relevant in determining whether it will seek approval from the conflicts committee or our unitholders. Whenever our general partner makes a determination to refer or not to refer any potential conflict of interest to the conflicts committee for approval or to seek or not to seek unitholder approval, our general partner is acting in its individual capacity, which means that it may act free of any duty or obligation whatsoever to us or our unitholders and will not be required to act in good faith or pursuant to any other standard or duty imposed by our partnership agreement or under applicable law, other than the implied contractual covenant of good faith and fair dealing. For a more detailed discussion of the duties applicable to our general partner, as well as the implied contractual covenant of good faith and fair dealing, please read "— Duties of Our General Partner."

Our general partner will not be in breach of its obligations under our partnership agreement or its duties to us or our limited partners if the resolution of the conflict is:

• approved by the conflicts committee, which our partnership agreement defines as "special approval";

• approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates;

• determined by the Board to be on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

• determined by the Board to be fair and reasonable to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

If our general partner seeks approval from the conflicts committee, then it will be presumed that, in making its decision, the conflicts committee acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership challenging such determination, the person bringing or prosecuting such proceeding will

**THE PARTNERSHIP AGREEMENT**

The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included in this prospectus as <u>Appendix A</u>. We will provide prospective investors with a copy of our partnership agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

- with regard to distributions of available cash, please read "Our Cash Distribution Policy and Restrictions on Distributions" and "Provisions of Our Partnership Agreement Relating to Cash Distributions;"

- with regard to the duties of our general partner, please read "Conflicts of Interest and Duties;"

- with regard to the transfer of common units, please read "Description of the Common Units — Transfer Agent and Registrar — Transfer of Common Units;" and

- with regard to allocations of taxable income, taxable loss and other matters, please read "Material U.S. Federal Income Tax Consequences."

## Organization and Duration

Our partnership was organized under Delaware law and will have a perpetual existence unless dissolved, wound up and terminated pursuant to the terms of our partnership agreement and the Delaware Act.

## Purpose

Our purpose under our partnership agreement is to engage in any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law. However, our general partner may not cause us to engage, directly or indirectly, in any business activity that it determines would cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for U.S. federal income tax purposes, except as otherwise provided below under "— Election to be Treated as a Corporation."

Although our general partner has the ability to cause us and our subsidiaries to engage in activities other than the ownership, acquisition, exploitation and development of oil and natural gas properties and the ownership, acquisition and operation of related assets, our general partner has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or our limited partners, including any duty to act in good faith or in the best interests of us or our limited partners, other than the implied contractual covenant of good faith and fair dealing. Our general partner is generally authorized to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

## Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described under "— Limited Liability."

## Limited Voting Rights

The following is a summary of the unitholder vote required for each of the matters specified below. Matters that call for the approval of a "unit majority" require the approval of a majority of the common units.

Various matters require the approval of a "unit majority," which means:

- the approval of a majority of the outstanding common units.

At the closing of this offering, the affiliates of our general partner (the Sponsor and Tom L. Ward) will have the ability to control the passage of, as well as the ability to control the defeat of, any amendment which requires a unit majority by virtue of their approximately 86.2% beneficial ownership of our common units (or 84.7% of our common units if the underwriters exercise in full their option to purchase additional common units). Furthermore, certain trusts affiliated with Mr. Ward for which an employee of Mach Resources is the trustee will own and control the voting of an aggregate of approximately 1.7% of our outstanding common units (assuming that the underwriters do not exercise their option to purchase additional common units).

In voting their common units, our general partner and its affiliates (the Sponsor and Tom L. Ward) will have no duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or our limited partners, other than the implied contractual covenant of good faith and fair dealing. The holders of a majority of the common units (including common units deemed owned by our general partner and its affiliates) entitled to vote at the meeting, represented in person or by proxy shall constitute a quorum at a meeting of common unitholders, unless any such action requires approval by holders of a greater percentage of such units in which case the quorum shall be such greater percentage.

| | |
|---|---|
| Issuance of additional units | No approval right. Please read "— Issuance of Additional Partnership Interests." |
| Amendment of the partnership agreement | Certain amendments may be made by our general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read "— Amendment of the Partnership Agreement." |
| Merger of our partnership or the sale of all or substantially all of our assets | Unit majority, in certain circumstances. Please read "— Merger, Consolidation, Sale or Other Disposition of Assets." |
| Dissolution of our partnership | Unit majority. Please read "— Termination and Dissolution." |
| Continuation of our business upon certain events of dissolution | Unit majority. Please read "— Termination and Dissolution." |
| Withdrawal of our general partner | Under most circumstances, the approval of a majority of the outstanding common units, excluding common units held by our general partner and its affiliates (the Sponsor and Tom L. Ward), is required for the withdrawal of our general partner in a manner that would cause a dissolution of our partnership. Please read "— Withdrawal or Removal of Our General Partner." |
| Removal of our general partner | Requires the vote of not less than 66⅔% of the outstanding common units, including units held by our general partner and its affiliates (the Sponsor and Tom L. Ward), voting as a single class. Please read "— Withdrawal or Removal of Our General Partner." |
| Transfer of our general partner interest | Our general partner may transfer any or all of its general partner interest in us without a vote of our unitholders. Please read "— Transfer of General Partner Interest." |
| Transfer of ownership interests in our general partner | No unitholder approval required. Please read "— Transfer of Ownership Interests in Our General Partner." |
| Election to be treated as a corporation | No approval right. Please read "— Election to be Treated as a Corporation." |

**Applicable Law; Forum, Venue and Jurisdiction**

Our partnership agreement is governed by Delaware law. Our partnership agreement requires that any claims, suits, actions or proceedings:

• arising out of or relating in any way to the partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of the partnership agreement or the duties, obligations or liabilities among limited partners or of limited partners to us, or the rights or powers of, or restrictions on, the limited partners or us);

• brought in a derivative manner on our behalf;

• asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of us or our general partner, or owed by our general partner, to us or the limited partners;

• asserting a claim arising pursuant to any provision of the Delaware Act; or

• asserting a claim governed by the internal affairs doctrine,

**Amendment of the Partnership Agreement**

*General*

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or our limited partners, including any duty to act in good faith or in the best interests of us or our limited partners, other than the implied contractual covenant of good faith and fair dealing. To adopt a proposed amendment, other than the amendments discussed below under "— No Unitholder Approval," our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of our limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

*Prohibited Amendments*

No amendment may be made that would:

- enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

- enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld in its sole and absolute discretion.

The provisions of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates (the Sponsor and Tom L. Ward)). Upon the consummation of this offering, the affiliates of our general partner (the Sponsor and Tom L. Ward) will beneficially own an aggregate of approximately 86.2% of our outstanding common units (or 84.7% of our outstanding common units if the underwriters exercise in full their option to purchase additional common units). Furthermore, certain trusts affiliated with Mr. Ward for which an employee of Mach Resources is the trustee will own and control the voting of an aggregate of approximately 1.7% of our outstanding common units (assuming that the underwriters do not exercise their option to purchase additional common units).

*No Limited Partner Approval*

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

- a change in our name, the location of our principal place of business, our registered agent or our registered office;

- the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

- a change that our general partner determines to be necessary or appropriate for us to qualify or to continue our qualification as a limited partnership or other entity in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for U.S. federal income tax purposes, except as otherwise provided below under "— Election to be Treated as a Corporation";

- a change in our fiscal year or taxable year and related changes;

- an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or the directors, officers, agents or trustees of our general partner from being subjected, in any manner, to the provisions of the Investment Company Act of 1940, the Investment Advisers Act of 1940, or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed by the U.S. Department of Labor;

Upon a dissolution under the first bullet above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of a unit majority, subject to our receipt of an opinion of counsel to the effect that:

- the action would not result in the loss of limited liability under Delaware law of any limited partner; and

- neither our partnership nor our subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for U.S. federal income tax purposes upon the exercise of that right to continue (to the extent not already so treated or taxed).

**Liquidation and Distribution of Proceeds**

Upon our dissolution, unless our business is continued, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as described in "Provisions of Our Partnership Agreement Relating to Cash Distributions — Distributions of Cash Upon Liquidation." The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

**Withdrawal or Removal of Our General Partner**

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to December 31, 2033 without obtaining the approval of the holders of at least a majority of our outstanding common units, excluding common units held by our general partner and its affiliates (the Sponsor and Tom L. Ward), and furnishing an opinion of counsel regarding limited liability and tax matters. On or after December 31, 2033, our general partner may withdraw as our general partner without first obtaining approval of any unitholder by giving at least 90 days' written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw as our general partner without unitholder approval upon 90 days' notice to our limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates (the Sponsor and Tom L. Ward). In addition, our partnership agreement permits our general partner to sell or otherwise transfer all of its general partner interest in us without the approval of our unitholders. Please read "— Transfer of General Partner Interest."

Upon voluntary withdrawal of our general partner by giving notice to the other partners, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated. Please read "— Termination and Dissolution."

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66⅔% of our outstanding units, voting together as a single class, including units held by our general partner and its affiliates (the Sponsor and Tom L. Ward), and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of our outstanding common units. The ownership of more than 33⅓% of our outstanding units by our general partner and its affiliates (the Sponsor and Tom L. Ward) would give them the practical ability to prevent our general partner's removal. Upon the consummation of this offering, affiliates of our general partner (the Sponsor and Tom L. Ward) will beneficially own an aggregate of approximately 86.2% of our outstanding common units (or 84.7% of our outstanding common units if the underwriters exercise in full their option to purchase additional common units). Furthermore, certain trusts affiliated with Mr. Ward for which an employee of Mach Resources is the trustee will own and control the voting of an aggregate of approximately 1.7% of our outstanding common units (assuming that the underwriters do not exercise their option to purchase additional common units).

In the event of removal of our general partner or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the departing general partner's general partner interest for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and its affiliate and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and its affiliate and the successor general partner will determine the fair market value. If the departing general partner and its affiliate and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner's general partner interest will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

### Transfer of General Partner Interest

Our general partner may transfer all or any of its general partner interest to an affiliate or a third party without the approval of our unitholders. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability and tax matters.

Our general partner and its affiliates (the Sponsor and Tom L. Ward) may at any time transfer common units to one or more persons without unitholder approval.

### Transfer of Ownership Interests in Our General Partner

At any time, the members of our general partner may sell or transfer all or part of their membership interests in our general partner to an affiliate or a third party without the approval of our unitholders.

### Election to be Treated as a Corporation

If at any time our general partner determines that (i) we should no longer be characterized as a partnership but instead as an entity taxed as a corporation for U.S. federal income tax purposes or (ii) common units held by some or all unitholders should be converted into or exchanged for interests in a newly formed entity taxed as a corporation for U.S. federal income tax purposes whose sole asset is interests in us (a "parent corporation"), then our general partner may, without unitholder approval, reorganize us and cause us to be treated as an entity taxable as a corporation for U.S. federal income tax purposes or cause us to engage in a merger or other transaction pursuant to which common units held by some or all unitholders will be converted into or exchanged for interests in the parent corporation. In addition, if our general partner causes partnership interests in us to be held by a parent corporation, our Existing Owners may choose to retain their partnership interests in us rather than convert or exchange their partnership interests into parent corporation shares. The general partner may take any of the foregoing actions if it in good faith determines (meaning it subjectively believes) that such action is not adverse to our best interests. Any such event may be taxable or nontaxable to our unitholders, depending on the form of the transaction. The tax liability, if any, of a unitholder as a result of such an event may vary depending on the unitholder's particular situation and may vary from the tax liability of each of our Existing Owners. Our general partner will have no duty or obligation to make any such determination or take any such actions, however, and may decline to do so free of any duty or obligation whatsoever to us or our limited partners, including any duty to act in a manner not adverse to the best interests of us or our limited partners.

### Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove our general partner or otherwise change the management of our general partner. If any person or group other than our general partner and its affiliates (the Sponsor and Tom L. Ward) acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the prior approval of the Board.

**Limited Call Right**

If at any time our general partner and its affiliates (the Sponsor and Tom L. Ward) own more than 95% of our then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10 but not more than 60 days' notice. The purchase price in the event of this purchase is the greater of:

- the highest cash price paid by either of our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

- the current market price calculated in accordance with our partnership agreement as of the date three business days before the date the notice is mailed.

As a result of our general partner's right to purchase outstanding limited partner interests, a holder of limited partner interests may have its limited partner interests purchased at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The federal income tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of its common units in the market. Please read "Material U.S. Federal Income Tax Consequences — Disposition of Units."

**Meetings; Voting**

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, record holders of common units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take such action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, entitled to vote at the meeting represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read "— Issuance of Additional Partnership Interests." However, if at any time any person or group, other than our general partner and its affiliates (the Sponsor and Tom L. Ward) or a direct or subsequently approved transferee of our general partner or its affiliates or a transferee of that person or group approved by our general partner or a person or group specifically approved by our general partner or the Board, as applicable, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held by a nominee or in a street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

## UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered hereby, the Existing Owners will hold an aggregate of 85,000,000 common units. The sale of these units could have an adverse impact on the price of the common units or on any trading market that may develop.

The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units owned by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

- 1.0% of the total number of the securities outstanding; or

- the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A unitholder who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common units for at least six months (provided we are in compliance with the current public information requirement) or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those common units under Rule 144 without regard to the volume limitations, manner of sale provisions and notice requirements of Rule 144.

### Our Partnership Agreement and Registration Rights

Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders. Any issuance of additional common units or other equity interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, our common units then outstanding. Please read "The Partnership Agreement — Issuance of Additional Partnership Interests."

Under our partnership agreement, our general partner and its affiliates, including the Sponsor and Tom L. Ward, have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any common units or other partnership interests that they beneficially hold, which we refer to as registerable securities. Subject to the terms and conditions of our partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any registerable securities to require registration of such registerable securities and to include any such registerable securities in a registration by us of common units or other partnership interests, including common units or other partnership interests offered by us or by any unitholder. Our general partner and its affiliates will continue to have these registration rights for two years following the withdrawal or removal of our general partner. In connection with any registration of units held by our general partner or its affiliates, we will indemnify each unitholder participating in the registration and its officers, directors, and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts. Except as described below, our general partner and its affiliates may sell their common units or other partnership interests in private transactions at any time, subject to compliance with applicable laws.

### Lock-Up Agreements

We, the Sponsor and all of our directors and executive officers have agreed not to sell any common units or securities convertible into or exchangeable for common units for a period of 180 days from the date of this prospectus, subject to certain exceptions. For a description of these lock-up provisions, please read "Underwriting."

Unless otherwise noted, all statements as to matters of U.S. federal income tax law and legal conclusions with respect thereto, but not as to factual matters, contained in this section are the opinion of Kirkland & Ellis LLP and are based on the accuracy of the representations made by us. Notwithstanding the foregoing, and for the reasons described below, Kirkland & Ellis LLP has not rendered an opinion with respect to the following specific U.S. federal income tax issues: (i) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read "— Tax Consequences of Unit Ownership — Treatment of Short Sales"); (ii) whether all aspects of our method for allocating taxable income and losses is permitted by existing Treasury Regulations (please read "— Disposition of Common Units — Allocations Between Transferors and Transferees"); (iii) whether our method for taking into account Section 743 adjustments is sustainable in certain cases (please read "— Tax Consequences of Unit Ownership — Section 754 Election" and "— Uniformity of Units"); and (iv) whether percentage depletion will be available to a unitholder or the extent of the percentage depletion deduction (please read "— Tax Treatment of Operations — Depletion Deductions").

**Partnership Status**

A partnership is not a taxable entity and generally incurs no U.S. federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his U.S. federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable to the partnership or the partner unless the amount of cash distributed to him is in excess of the partner's adjusted basis in his partnership interest.

Section 7704 of the Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the "Qualifying Income Exception," exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of "qualifying income." Qualifying income includes income and gains derived from the exploration, development, mining or production, processing, refining, transportation and marketing of certain minerals and natural resources, including crude oil, natural gas and certain products thereof, certain related hedging activities, certain activities that are intrinsic to other qualifying activities, and our allocable share of our subsidiaries' income from these sources. Other types of qualifying income include interest (other than from a financial business), dividends, real property rents, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 3% of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, Kirkland & Ellis LLP is of the opinion that at least 90% of our current gross income constitutes qualifying income.

The IRS has made no determination as to our status or the status of our operating subsidiaries for U.S. federal income tax purposes or whether our operations generate "qualifying income" under Section 7704 of the Code. Instead, we will rely on the opinion of Kirkland & Ellis LLP on such matters. It is the opinion of Kirkland & Ellis LLP that, based upon the Code, the Treasury Regulations, published revenue rulings and court decisions and the representations described below that:

- We will be classified as a partnership for U.S. federal income tax purposes; and

- Each of our operating subsidiaries will be treated as a partnership or will be disregarded as an entity separate from us for U.S. federal income tax purposes.

In rendering its opinion, Kirkland & Ellis LLP has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Kirkland & Ellis LLP has relied include:

- Neither we nor any of our operating subsidiaries has elected or will elect to be treated as a corporation for U.S. federal income tax purposes;

- For each taxable year, more than 90% of our gross income has been and will be income of the type that Kirkland & Ellis LLP has opined or will opine is "qualifying income" within the meaning of Section 7704(d) of the Code; and

**Tax Consequences of Unit Ownership**

*Flow-Through of Taxable Income*

Subject to the discussion below under "— Entity-Level Collections," we will not pay any U.S. federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether we make cash distributions to him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

*Treatment of Distributions*

Distributions of cash by us to a unitholder generally will not be taxable to the unitholder for U.S. federal income tax purposes, except to the extent the amount of any such distribution exceeds his tax basis in his common units immediately before the distribution. Cash distributions in excess of a unitholder's tax basis generally will be treated as gain from the sale or exchange of the common units, taxable in accordance with the rules described under "— Disposition of Common Units." Any reduction in a unitholder's share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as "nonrecourse liabilities," will be treated as a distribution by us of cash to that unitholder. To the extent our distributions cause a unitholder's "at-risk" amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read "— Limitations on Deductibility of Losses."

A decrease in a unitholder's percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. This deemed distribution may constitute a non-pro rata distribution. A non-pro rata distribution may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder's share of our (i) "unrealized receivables," including depreciation recapture, depletion recapture and intangible drilling costs recapture, or (ii) substantially appreciated "inventory items," each as defined in the Code (collectively, "Section 751 Assets"). To that extent, the unitholder will be treated as having been distributed his proportionate share of the Section 751 Assets and then as having exchanged those assets with us in return for the non-pro rata portion of the distribution (or deemed distribution) made to him. This latter deemed exchange will generally result in the unitholder's realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder's tax basis (often zero) for the share of Section 751 Assets deemed relinquished in the exchange.

*Ratio of Taxable Income to Distributions*

We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through the record date for distributions for the year ending December 31, 2026, will be allocated, on a cumulative basis, an amount of U.S. federal taxable income for that period that will be _____% or less of the cash distributed with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to the unitholders will increase. Our estimate is based upon many assumptions regarding our business operations, including assumptions as to our revenues, capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other factors, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct.

The actual ratio of allocable taxable income to cash distributions could be higher or lower than expected, and any differences could be material and could materially affect the value of the common units. For example, the ratio of allocable taxable income to cash distributions to a purchaser of common units in this offering will be higher, and perhaps substantially higher, than our estimate with respect to the period described above if:

- gross income from operations exceeds the amount required to make quarterly cash distributions from our available cash on all common units, yet we only distribute the quarterly cash distributions from our available cash on all common units;

# UNDERWRITING

Stifel, Nicolaus & Company, Incorporated and Raymond James & Associates, Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement dated the date of this prospectus, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of our common units set forth opposite its name below.

| Underwriters | Number of Common Units |
| --- | --- |
| Stifel, Nicolaus & Company, Incorporated. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | |
| Raymond James & Associates, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | |
| Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 10,000,000 |

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of our common units (other than those covered by the underwriters' option to purchase additional common units described below) sold under the underwriting agreement. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering our common units, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the common units, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers' certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

## Underwriting Discounts and Expenses

The representatives have advised us that the underwriters propose initially to offer our common units to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $       per common unit. After this offering, the public offering price, concession or any other term of this offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional common units.

| | Per Unit | Without Option | With Option |
| --- | --- | --- | --- |
| Public offering price . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ | $ | $ |
| Underwriting discount . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ | $ | $ |
| Proceeds, before expenses, to us. . . . . . . . . . . . . . . . . . . . . . . | $ | $ | $ |

The estimated expenses of this offering payable by us, exclusive of the underwriting discount, are approximately $5,000,000. The underwriting discount includes a structuring fee we will pay to Stifel, Nicolaus & Company, Incorporated and Raymond James & Associates, Inc. equal to 0.75% of the gross proceeds of this offering (including upon exercise of the underwriters' option to purchase additional common units) for the evaluation, analysis and structuring of the partnership. We will reimburse the underwriters for certain reasonable out-of-pocket expenses (including those related to background checks, blue-sky laws and the review by the Financial Industry Regulatory Authority ("FINRA") of the terms of sale of the common units offered hereby).

## Over-Allotment Option

We have granted an option to the underwriters to purchase up to an aggregate of 1,500,000 additional common units at the public offering price, less the underwriting discount. The underwriters may exercise this option at any time or from time to time for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional common units proportionate to that underwriter's initial amount as reflected in the above table.

# MACH NATURAL RESOURCES LP
## Pro Forma Condensed Consolidated Financial Statements
### (Unaudited)
### (in thousands)

**Introduction**

Mach Natural Resources LP (the "Company") is a limited partnership focused on the acquisition, development, and production of oil, natural gas and NGL reserves in the Anadarko Basin region of Western, Oklahoma, Southern Kansas and the panhandle of Texas. The unaudited pro forma financial statements have been prepared in accordance with Article 11 of Regulation S-X, using assumptions set forth in the notes to the unaudited pro forma financial statements. The following unaudited pro forma financial statements of the Company reflect the historical results of BCE-Mach III LLC ("Predecessor"), BCE-Mach LLC and BCE-Mach II LLC on a pro forma basis to give effect to the following transactions, which are described in further detail below, as if they had occurred on June 30, 2023, for pro forma balance sheet purposes, and on January 1, 2022, for pro forma statements of operations purposes:

1. The Reorganization Transactions as described in "Prospectus Summary — Reorganization Transactions and Partnership Structure" elsewhere in this prospectus; and

2. The initial public offering of common units (the "Offering") and the use of the net proceeds as follows: (i) repay in full and terminate the BCE-Mach II credit facility and the BCE-Mach credit facility, (ii) repay a portion of the BCE-Mach III credit facility and (iii) to the extent additional proceeds are available, purchase 3,750,000 common units from our existing owners prior to this offering on a pro rata basis (the "Exchanging Members") for $69.8 million, with any remainder for general partnership purposes. For purposes of the unaudited pro forma financial statements, the Offering is defined as the planned issuance and sale to the public of 10,000,000 common units of the Company at an assumed initial public offering price of $20.00 per common unit as contemplated by this prospectus. The gross proceeds from the sale of the common units are expected to be $200 million, reduced by underwriting discounts of $14 million and other offering costs of $5 million.

The unaudited pro forma balance sheet of the Company is based on the historical balance sheets of BCE-Mach III LLC, BCE-Mach LLC and BCE-Mach II LLC, as of June 30, 2023, and includes pro forma adjustments to give effect to the described transactions as if they had occurred on June 30, 2023. The unaudited pro forma statements of operations of the Company are based on the audited historical statement of operations of BCE-Mach III LLC, BCE-Mach LLC and BCE-Mach II LLC for the year ended December 31, 2022, and for the six months ended June 30, 2023, and all having been adjusted to give effect to the described transactions as if they occurred on January 1, 2022. All entities to be contributed in the Reorganization Transactions have a high degree of common ownership, though no individual controls any of the entities and therefore the transactions are not accounted for as common control transactions, and the acquisition of BCE-Mach and BCE-Mach II by BCE-Mach III as the accounting acquirer will be accounted for in accordance with the business combination guidance in ASC 805.

The Company considered the guidance in ASC 805 to determine the Predecessor for accounting and reporting purposes. In consideration of the guidance, Mach Natural Resources LP, BCE-Mach LLC, BCE-Mach II LLC and BCE-Mach III LLC were all reviewed. Mach Natural Resources LP is not considered to be a substantive entity as it was formed for the sole purpose of receiving the transfer of equity interests and has no other operations. As such, Mach Natural Resources LP is not the Predecessor. For BCE-Mach LLC, BCE-Mach II LLC and BCE-Mach III LLC, relevant financial data was reviewed to determine if one of the entities was significantly larger than the other entities. In reviewing total assets, oil and gas sales and operating cash flow, it was determined that BCE-Mach III LLC is significantly larger by these relevant measures. Additionally, BCE-Mach III LLC has a meaningful operating history over the past three years. As such, BCE-Mach III LLC is considered the Predecessor and accounting acquirer for accounting and reporting purposes.

The pro forma data presented reflect events directly attributable to the described transactions and certain assumptions the Company believes are reasonable. The pro forma data is not necessarily indicative of financial results that would have been attained had the described transactions occurred on the date indicated or which could be achieved in the future because they necessarily exclude various operating expenses, such as incremental general and administrative expenses associated with being a public company. The adjustments are based on currently available

## MACH NATURAL RESOURCES LP
### Pro Forma Statement of Operations for the Six Months Ended June 30, 2023
### (Unaudited)
### (in thousands)

| | Historical | | | Reorganization Transaction Pro Forma Adjustments | | Offering Transaction Pro Forma Adjustments | | Pro Forma |
|---|---|---|---|---|---|---|---|---|
| | BCE-Mach III Predecessor | BCE-Mach I | BCE-Mach II | | | | | |
| **Revenue** | | | | | | | | |
| Oil, natural gas, and NGL sales . . . . | $ 312,613 | $ 70,710 | $ 16,363 | $ — | | $ — | | $ 399,686 |
| Midstream revenue . . . . . . . . . . . . . . | 13,318 | — | 213 | — | | — | | 13,531 |
| Gain on oil and natural gas derivatives . . . . . . . . . . . . . . . . . . | 15,742 | 6,048 | 828 | — | | — | | 22,618 |
| Product sales. . . . . . . . . . . . . . . . . . . | 17,421 | — | — | — | | — | | 17,421 |
| Total revenues . . . . . . . . . . . . . . | 359,094 | 76,758 | 17,404 | — | | — | | 453,256 |
| | | | | | | | | |
| **Operating expenses** | | | | | | | | |
| Gathering and processing . . . . . . . . . | 17,510 | 13,928 | 1,992 | — | | — | | 33,430 |
| Lease operating expense. . . . . . . . . . | 60,615 | 20,514 | 6,310 | — | | — | | 87,439 |
| Midstream operating expense. . . . . . | 5,538 | — | 223 | — | | — | | 5,761 |
| Cost of product sales . . . . . . . . . . . . | 15,575 | — | — | — | | — | | 15,575 |
| Production taxes . . . . . . . . . . . . . . . . | 15,526 | 3,644 | 833 | — | | — | | 20,003 |
| Depreciation, depletion, and accretion – oil and natural gas . . . | 58,095 | 12,678 | 2,167 | (823) | (f) | — | | 72,117 |
| Depreciation and amortization – other . . . . . . . . . . . | 2,793 | 4,454 | 346 | (4,422) | (g) | — | | 3,171 |
| General and administrative. . . . . . . . | 9,905 | 4,791 | (1,536) | — | | (1,410) | (h) | 11,750 |
| Total operating expenses . . . . . . . | 185,557 | 60,009 | 10,335 | (5,245) | | (1,410) | | 249,246 |
| | | | | | | | | |
| Income from operations . . . . . . . . . . . | 173,537 | 16,749 | 7,069 | 5,245 | | 1,410 | | 204,010 |
| | | | | | | | | |
| **Other (expense) income** | | | | | | | | |
| Interest expense . . . . . . . . . . . . . . . . | (3,789) | (2,811) | (747) | — | | 4,230 | (i) | (3,117) |
| Other (expense) income, net. . . . . . . | (245) | (4,075) | (646) | — | | — | | (4,966) |
| Total other expense . . . . . . . . . . | (4,034) | (6,886) | (1,393) | — | | 4,230 | | (8,083) |
| | | | | | | | | |
| Net income . . . . . . . . . . . . . . . . . . . . . | $ 169,503 | $ 9,863 | $ 5,676 | $ 5,245 | | $ 5,640 | | $ 195,927 |
| | | | | | | | | |
| **Net income per Common Unit** | | | | | | | | |
| Basic. . . . . . . . . . . . . . . . . . . . . . . . . | $ 2.21 | | | | | | | $ 2.06 |
| Diluted . . . . . . . . . . . . . . . . . . . . . . | $ 2.21 | | | | | | | $ 2.05 |
| **Weighted Average Common Units Outstanding** | | | | | | | | |
| Basic. . . . . . . . . . . . . . . . . . . . . . . . . | 76,769 | | | | | | | 95,000 |
| Diluted . . . . . . . . . . . . . . . . . . . . . . | 76,769 | | | | | | | 95,679 |

*The accompanying notes are an integral part of these unaudited pro forma financial statements.*

# MACH NATURAL RESOURCES LP
## Pro Forma Statement of Operations for the Year Ended December 31, 2022
### (Unaudited)
### (in thousands)

| | Historical | | | Reorganization Transaction Pro Forma Adjustments | | Offering Transaction Pro Forma Adjustments | | Pro Forma |
|---|---|---|---|---|---|---|---|---|
| | BCE-Mach III Predecessor | BCE-Mach I | BCE-Mach II | | | | | |
| **Revenue** | | | | | | | | |
| Oil, natural gas, and NGL sales . . . | $ 860,388 | $ 233,644 | $ 71,388 | $ — | | $ — | | $ 1,165,420 |
| Midstream revenue . . . . . . . . . . . . . | 44,373 | — | 459 | — | | — | | 44,832 |
| Loss on oil and natural gas derivatives . . . . . . . . . . . . . . . . | (67,453) | (42,334) | (3,535) | — | | — | | (113,322) |
| Product sales. . . . . . . . . . . . . . . . . . | 100,106 | — | — | — | | — | | 100,106 |
| Total revenues . . . . . . . . . . . . . . | 937,414 | 191,310 | 68,312 | — | | — | | 1,197,036 |
| **Operating expenses** | | | | | | | | |
| Gathering and processing . . . . . . . . | 47,484 | 34,437 | 5,966 | — | | — | | 87,887 |
| Lease operating expense. . . . . . . . . | 95,941 | 35,605 | 13,721 | — | | — | | 145,267 |
| Midstream operating expense. . . . . | 15,157 | — | 461 | — | | — | | 15,618 |
| Cost of product sales . . . . . . . . . . . | 94,580 | — | — | — | | — | | 94,580 |
| Production taxes . . . . . . . . . . . . . . . | 47,825 | 13,246 | 4,123 | — | | — | | 65,194 |
| Depreciation, depletion, and accretion – oil and natural gas . . | 84,070 | 26,621 | 4,487 | 4,181 | (f) | — | | 119,359 |
| Depreciation and amortization – other . . . . . . . . . . | 4,519 | 8,318 | 679 | (8,071) | (g) | — | | 5,445 |
| General and administrative. . . . . . . | 25,454 | 4,577 | (2,551) | — | | (8,202) | (h) | 19,278 |
| Total operating expenses . . . . . . | 415,030 | 122,804 | 26,886 | (3,890) | | (8,202) | | 552,628 |
| Income from operations . . . . . . . . . . . | 522,384 | 68,506 | 41,426 | 3,890 | | 8,202 | | 644,408 |
| **Other (expense) income** | | | | | | | | |
| Interest expense . . . . . . . . . . . . . . . | (4,852) | (5,515) | (951) | — | | 7,077 | (i) | (4,241) |
| Other (expense) income, net. . . . . . | (691) | (452) | 60 | — | | — | | (1,083) |
| Loss on debt extinguishment . . . . . | | (898) | — | — | | 898 | (j) | — |
| Total other expense . . . . . . . . . . | (5,543) | (6,865) | (891) | — | | 7,975 | | (5,324) |
| Net income . . . . . . . . . . . . . . . . . . . . | $ 516,841 | $ 61,641 | $ 40,535 | $ 3,890 | | $ 16,177 | | $ 639,084 |
| **Net income per Common Unit** | | | | | | | | |
| Basic . . . . . . . . . . . . . . . . . . . . . . . . | $ 6.73 | | | | | | | $ 6.73 |
| Diluted . . . . . . . . . . . . . . . . . . . . . . | $ 6.73 | | | | | | | $ 6.68 |
| **Weighted Average Common Units Outstanding** | | | | | | | | |
| Basic . . . . . . . . . . . . . . . . . . . . . . . . | 76,769 | | | | | | | 95,000 |
| Diluted . . . . . . . . . . . . . . . . . . . . . . | 76,769 | | | | | | | 95,679 |

*The accompanying notes are an integral part of these unaudited pro forma financial statements.*

**MACH NATURAL RESOURCES LP**
**Notes to Pro Forma Condensed Consolidated Financial Statements**

## 1. Basis of Presentation, Corporate Reorganization and the Offering

The historical financial information is derived from the financial statements of BCE-Mach III LLC included elsewhere in this prospectus. For purposes of the audited balance sheet, it is assumed that the transaction took place on June 30, 2023. For purposes of the audited pro forma statement of operations it is assumed that the transaction took place on January 1, 2022.

Upon closing the Offering, the Company expects to incur direct, incremental general and administrative expenses as a result of being publicly traded, including, but not limited to, costs associated with annual and quarterly reports to unitholders, tax return preparation, independent auditor fees, incremental legal fees, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance costs, and independent director compensation. These direct, incremental general and administrative expenditures are not reflected in the historical financial statements or in the unaudited pro forma financial statements.

Prior to the closing of this offering, the following transactions, which we refer to as the reorganization transactions, will occur:

(a)  Investment funds managed by Bayou City Energy Management, LLC will contribute 100% of their membership interests in Predecessor, BCE-Mach LLC and BCE-Mach II LLC to BCE Mach Aggregator LLC ("BCE-Mach Aggregator") in exchange for 100% of the membership interests in BCE-Mach Aggregator;

(b)  Each of BCE-Mach Aggregator, the current officers and employees who own indirect equity interests in Predecessor, BCE-Mach LLC and BCE-Mach II LLC and Mach Resources, LLC will contribute 100% of their respective membership interests in Predecessor, BCE-Mach LLC and BCE-Mach II LLC to the Company in exchange for a pro rata allocation of 100% of the limited partner interests in the Company;

(c)  The Company will contribute 100% of its membership interests in Predecessor, BCE-Mach LLC and BCE-Mach II LLC to Mach Natural Resources Intermediate LLC ("Intermediate") in exchange for 100% of the membership interests in Intermediate; and

(d)  Intermediate will contribute 100% of its membership interests in Predecessor, BCE-Mach LLC and BCE-Mach II LLC to Mach Natural Resources Holdco LLC ("Holdco") in exchange for 100% of the membership interests in Holdco.

## 2. Pro Forma Adjustments and Assumptions

The Company made the following adjustments and assumptions in preparation of the audited pro forma financial statements:

(a)  Reflects estimated gross proceeds of $200 million from the issuance and sale of common units at an assumed initial public offering price of $20.00 per unit, reduced by underwriting discounts and commissions of $14 million, in the aggregate, and additional estimated expenses related to the Offering of approximately $5 million and the use of the net proceeds therefrom as follows:

   •  Pay down $111.3 million of outstanding borrowings under the Company's existing credit facilities, which was $174.0 million as of June 30, 2023. For purposes of the unaudited pro forma financial statements, $111.3 million was first applied to repay in full and terminate the BCE-Mach II credit facility and the BCE-Mach credit facility, and then applied to repay a portion of the BCE-Mach III credit facility.

   •  Repurchase 3,750,000 common units from the Sponsor and its affiliates at the assumed initial public offering price of $20.00 per unit minus $5.3 million, which represents the portion of the underwriting discount attributable to the proceeds allocated to the repurchase of common units, totaling approximately $69.8 million.

(b)  Adjustment reflects removal of historical cost and accumulated depreciation of oil and gas properties of BCE-Mach and BCE-Mach II, and replacement with current fair value. The fair value of the oil and gas properties was assessed by utilizing a fair value reserve report that used future pricing and other commonly used valuation techniques.

Simulated Depletion shall be treated as an amount of book depletion allocated to such Partner and (ii) the amount of cost depletion computed by such Partner under Section 613A(c)(7)(D) of the Code shall be treated as an amount of tax depletion allocated to such Partner.

(c) The General Partner may determine to depreciate or amortize the portion of an adjustment under Section 743(b) of the Code attributable to unrealized appreciation in any Adjusted Property (to the extent of the unamortized Book-Tax Disparity) using a predetermined rate derived from the depreciation or amortization method and useful life applied to the unamortized Book-Tax Disparity of such property, despite any inconsistency of such approach with Treasury Regulations Section 1.167(c)-l(a)(6) or any successor regulations thereto. If the General Partner determines that such reporting position cannot reasonably be taken, the General Partner may adopt depreciation and amortization conventions under which all purchasers acquiring Limited Partner Interests in the same month would receive depreciation and amortization deductions, based upon the same applicable rate as if they had purchased a direct interest in the Partnership's property. If the General Partner chooses not to utilize such aggregate method, the General Partner may use any other depreciation and amortization conventions to preserve the uniformity of the intrinsic tax characteristics of any Limited Partner Interests, so long as such conventions would not have a material adverse effect on the Limited Partners or the Record Holders of any class or classes of Limited Partner Interests.

(d) In accordance with Treasury Regulations Sections 1.1245-1(e) and 1.1250-1(f), any gain allocated to the Partners upon the sale or other taxable disposition of any Partnership asset shall, to the extent possible, after taking into account other required allocations of gain pursuant to this Section 6.2, be characterized as Recapture Income in the same proportions and to the same extent as such Partners (or their predecessors in interest) have been allocated any deductions directly or indirectly giving rise to the treatment of such gains as Recapture Income.

(e) All items of income, gain, loss, deduction and credit recognized by the Partnership for U.S. federal income tax purposes and allocated to the Partners in accordance with the provisions hereof shall be determined without regard to any election under Section 754 of the Code that may be made by the Partnership; *provided, however*, that such allocations, once made, shall be adjusted (in the manner determined by the General Partner) to take into account those adjustments permitted or required by Sections 734 and 743 of the Code.

(f) Each item of Partnership income, gain, loss and deduction, for U.S. federal income tax purposes, shall be determined for each taxable period and prorated on a monthly basis and shall be allocated to the Partners as of the opening of the National Securities Exchange on which the Partnership Interests are listed or admitted to trading on the first Business Day of each month; *provided, however*, that such items for the period beginning on the Closing Date and ending on the last day of the month in which the last Option Closing Date or the expiration of the Underwriters' Option occurs shall be allocated to the Partners as of the opening of the National Securities Exchange on which the Partnership Interests are listed or admitted to trading on the first Business Day of the next succeeding month; and *provided, further*, that gain or loss on a sale or other disposition of any assets of the Partnership or any other extraordinary item of income or loss realized and recognized other than in the ordinary course of business, as determined by the General Partner, shall be allocated to the Partners as of the opening of the National Securities Exchange on which the Partnership Interests are listed or admitted to trading on the first Business Day of the month in which such gain or loss is recognized for U.S. federal income tax purposes. The General Partner may revise, alter or otherwise modify such methods of allocation to the extent permitted or required by Section 706 of the Code and the regulations or rulings promulgated thereunder, and the Partners hereby agree that any such methods selected by the General Partner are made by the "agreement of the Partners" within the meaning of Treasury Regulations Section 1.706-4(f).

(g) Allocations that would otherwise be made to a Limited Partner under the provisions of this Article VI shall instead be made to the beneficial owner of Limited Partner Interests held by a nominee, agent or representative in any case in which such nominee, agent or representative has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method determined by the General Partner.

(h) If, as a result of an exercise of a Noncompensatory Option, a Capital Account reallocation is required under Treasury Regulations Section 1.704-1(b)(2)(iv)(s)(3), the General Partner shall make corrective allocations pursuant to Treasury Regulations Section 1.704-1(b)(4)(x).

Section 6.3 *Requirement and Characterization of Distributions; Distributions to Record Holders.*

(a) Within 60 days following the end of each Quarter (other than the fourth Quarter of each fiscal year), and within 90 days following the end of the fourth Quarter of each fiscal year, commencing with the Quarter ending on December 31, 2023, an amount equal to 100% of Available Cash with respect to such Quarter shall be

Section 14.4 *Certificate of Merger or Certificate of Conversion*. Upon the required approval by the General Partner and the Unitholders of a Merger Agreement or the Plan of Conversion, as the case may be, a certificate of merger or certificate of conversion or other filing, as applicable, shall be executed and filed with the Secretary of State of the State of Delaware or the appropriate filing office of any other jurisdiction, as applicable, in conformity with the requirements of the Delaware Act or other applicable law.

Section 14.5 *Effect of Merger, Consolidation or Conversion*.

(a) At the effective time of the merger or consolidation:

(i) all of the rights, privileges and powers of each of the business entities that has merged or consolidated, and all property, real, personal and mixed, and all debts due to any of those business entities and all other things and causes of action belonging to each of those business entities, shall be vested in the Surviving Business Entity and after the merger or consolidation shall be the property of the Surviving Business Entity to the extent they were of each constituent business entity;

(ii) the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert and is not in any way impaired because of the merger or consolidation;

(iii) all rights of creditors and all liens on or security interests in property of any of those constituent business entities shall be preserved unimpaired; and

(iv) all debts, liabilities and duties of those constituent business entities shall attach to the Surviving Business Entity and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.

(b) At the effective time of the conversion:

(i) the Partnership shall continue to exist, without interruption, but in the organizational form of the converted entity rather than in its prior organizational form;

(ii) all rights, title, and interests to all real estate and other property owned by the Partnership shall continue to be owned by the converted entity in its new organizational form without reversion or impairment, without further act or deed, and without any transfer or assignment having occurred, but subject to any existing liens or other encumbrances thereon;

(iii) all liabilities and obligations of the Partnership shall continue to be liabilities and obligations of the converted entity in its new organizational form without impairment or diminution by reason of the conversion;

(iv) all rights of creditors or other parties with respect to or against the prior interest holders or other owners of the Partnership in their capacities as such in existence as of the effective time of the conversion will continue in existence as to those liabilities and obligations and may be pursued by such creditors and obligees as if the conversion did not occur;

(v) a proceeding pending by or against the Partnership or by or against any of Partners in their capacities as such may be continued by or against the converted entity in its new organizational form and by or against the prior Partners without any need for substitution of parties; and

(vi) the Partnership Interests that are to be converted into partnership interests, shares, evidences of ownership, or other securities in the converted entity as provided in the plan of conversion shall be so converted, and Partners shall be entitled only to the rights provided in the Plan of Conversion.


**ARTICLE XV**

**RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS**


Section 15.1 *Right to Acquire Limited Partner Interests*.

(a) Notwithstanding any other provision of this Agreement, if at any time the General Partner and its Affiliates hold more than 95% of the total Limited Partner Interests of any class then Outstanding, the General Partner shall then have the right, which right it may assign and transfer in whole or in part to the Partnership or any Affiliate of the General Partner, exercisable at its option, to purchase all, but not less than all, of such Limited Partner Interests of such class then Outstanding held by Persons other than the General Partner and its Affiliates, at the greater of (x) the Current Market Price as of the date three Business Days prior to the date that the notice

"*Lease operating expense*." The expenses of lifting oil or natural gas from a producing formation to the surface, constituting part of the current operating expenses of a working interest, and also including labor, superintendence, supplies, repairs, short-lived assets, maintenance, allocated overhead costs, workover, ad valorem taxes, insurance and other expenses incidental to production, but excluding lease acquisition or drilling or completion expenses.

"*Legacy Producing Assets*." All of our legacy producing properties which are not in the Focus Drilling Area.

"*LNG*." Liquified natural gas.

"*LOE*." Lease operating expense.

"*Management Members*." Collectively refers to our current officers and employees who own indirect equity interests in the Mach Companies, including equity interests held by certain trusts affiliated with Mr. Ward.

"*Mach Companies*." Collectively refers to BCE-Mach, BCE-Mach II, and BCE-Mach III.

"*Mach Companies Class B Units*." Class B Units of the Mach Companies.

"*Mach Resources*." Mach Resources LLC.

"*MBbl*." One thousand barrels of crude oil, condensate or NGLs.

"*MBoe*." One thousand Boe.

"*MBoe/d*." One thousand Boe per day.

"*Mcf*." One thousand cubic feet of natural gas.

"*MMbbl.*" One million barrels of oil.

"*MMBoe*." One million Boe.

"*MMBtu*." One million Btu.

"*MMcf*." One million cubic feet of natural gas.

"*MMcf/d*." One million cubic feet of natural gas per day.

"*NGLs*." Hydrocarbons found in natural gas which may be extracted as liquefied petroleum gas and natural gasoline.

"*New Credit Facility*." Refers to the new reserve-based revolving credit facility that we plan to enter into after the consummation of this offering.

"*Net acres or net wells*." The percentage of total acres or wells an owner has out of a particular number of acres, or a specified tract. An owner who has 50% interest in 100 acres owns 50 net acres.

"*NYMEX*." The New York Mercantile Exchange.

"*NYSE*." The New York Stock Exchange.

"*OGT*." ONEOK Gas Transmission.

"*OPEC*." Organization of the Petroleum Exporting Countries.

"*Partnership agreement*." The Amended and Restated Agreement of Limited Partnership of Mach Natural Resources LP.

"*PCAOB*." The Public Company Accounting Oversight Board.

"*PDP*." Proved developed producing.

"*PEPL*." Panhandle Eastern Pipeline.



## Mach Natural Resources LP
### 10,000,000 Common Units

**Representing Limited Partner Interests**

_____

**PROSPECTUS**

_____

*Joint Book-Running Managers*

**Stifel**                                                                                          **Raymond James**

 _____

Until            , 2023 (25 days after the date of this prospectus), all dealers that buy, sell or trade our ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to its unsold allotments or subscriptions.

## PART II
## INFORMATION NOT REQUIRED IN PROSPECTUS

**Item 13.    Other expenses of issuance and distribution**

The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts and commissions) payable by us in connection with the registration of the common units offered hereby. With the exception of the SEC registration fee, FINRA filing fee and NYSE listing fee, the amounts set forth below are estimates.

| | | |
|---|---|---:|
| SEC registration fee | $ | 29,250 |
| FINRA filing fee | $ | 30,500 |
| NYSE listing fee | $ | 295,000 |
| Accountants' fees and expenses | $ | 900,000 |
| Legal fees and expenses | $ | 3,250,000 |
| Engineering expenses | $ | 117,000 |
| Printing and engraving expenses | $ | 300,000 |
| Transfer agent and registrar fees | $ | 50,000 |
| Miscellaneous | $ | 28,250 |
| Total | $ | 5,000,000 |

**Item 14.    Indemnification of Directors and Officers**

*Mach Natural Resources*

Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other persons from and against any and all claims and demands whatsoever. The section of the prospectus entitled "The Partnership Agreement — Indemnification" discloses that we will indemnify officers, directors and affiliates of the general partner to the fullest extent permitted by law against all losses, claims, damages or similar events, unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that the applicable person acted in bad faith or engaged in intentional fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was criminal, and is incorporated herein by this reference.

The underwriting agreement to be entered into in connection with the sale of the securities offered pursuant to this registration statement, the form of which will be filed as an exhibit to this registration statement, provides for the indemnification of Mach Natural Resources and our general partner, their officers and directors, and any person who controls our general partner, including indemnification for liabilities under the Securities Act.

*Mach Natural Resources GP LLC*

Subject to any terms, conditions or restrictions set forth in the  general partner agreement, Section 18-108 of the Delaware Limited Liability Company Act empowers a Delaware limited liability company to indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever.

Under the  general partner agreement, in most circumstances, our general partner will indemnify the following persons, to the fullest extent permitted by law, from and against any and all losses, claims, damages, liabilities (joint or several), expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings (whether civil, criminal, administrative or investigative):

- any person who is or was an affiliate of our general partner (other than us and our subsidiaries);

- any person who is or was a member, partner, officer, director, employee, agent or trustee of our general partner or any affiliate of our general partner;

- any person who is or was serving at the request of our general partner or any affiliate of our general partner as an officer, director, employee, member, partner, agent, fiduciary or trustee of another person; and

- any person designated by our general partner.

| Exhibit Number | Description |
|---|---|
| 10.13* | Second Amendment to Credit Agreement, among BCE-Mach III LLC, as borrower, BCE-Mach III Midstream Holdings LLC, as guarantor, the several lenders from time to time parties thereto, and MidFirst Bank as administrative agent, collateral agent issuing bank and lender, dated June 17, 2021 |
| 10.14* | Third Amendment to Credit Agreement, among BCE-Mach III LLC, as borrower, BCE-Mach III Midstream Holdings LLC, as guarantor, the several lenders from time to time parties thereto, and MidFirst Bank as administrative agent, collateral agent issuing bank and lender, dated January 27, 2023 |
| 21.1* | List of Subsidiaries of Mach Natural Resources LP |
| 23.1 | Consent of Grant Thornton LLP for BCE-Mach III LLC audited financial statements |
| 23.2 | Consent of Grant Thornton LLP for BCE-Mach LLC audited financial statements |
| 23.3 | Consent of Grant Thornton LLP for BCE-Mach II LLC audited financial statements |
| 23.4 | Consent of Cawley, Gillespie & Associates |
| 23.5* | Consent of Kirkland & Ellis LLP (contained in Exhibit 5.1) |
| 23.6* | Consent of Kirkland & Ellis LLP (contained in Exhibit 8.1) |
| 24.1* | Powers of Attorney (included on signature page of the initial Registration Statement) |
| 99.1* | Report of Cawley, Gillespie & Associates of reserves of BCE-Mach LLC, as of December 31, 2022 |
| 99.2* | Report of Cawley, Gillespie & Associates of reserves of BCE-Mach II LLC, as of December 31, 2022 |
| 99.3* | Report of Cawley, Gillespie & Associates of reserves of BCE-Mach III LLC, as of December 31, 2022 |
| 99.4* | Report of Cawley, Gillespie & Associates of reserves, as of June 30, 2023 |
| 99.5* | Director Nominee Consent of Edgar R. Giesinger |
| 99.6* | Director Nominee Consent of Stephen Perich |
| 99.7* | Director Nominee Consent of Francis A. Keating II |
| 107* | Filing Fee Table |

\* Previously filed.

## Item 17.   Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)     For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)     For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

## SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oklahoma City, State of Oklahoma, on October [•], 2023.


**Mach Natural Resources LP**

**By:**     **Mach Natural Resources GP LLC,**
          **its general partner**

By:     /s/ Tom L. Ward
Name:   Tom L. Ward
Title:     Chief Executive Officer


Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and the dates indicated.

| Name | Title | Date |
|---|---|---|
| /s/ Tom L. Ward<br>Tom L. Ward | Chief Executive Officer and Director (principal executive officer) | October [•], 2023 |
| *<br>Kevin R. White | Chief Financial Officer (principal financial officer and principal accounting officer) | October [•], 2023 |
| *<br>William McMullen | Chairman of the Board | October [•], 2023 |

*By:   /s/ Tom L. Ward
       Tom L. Ward
       *Attorney-in-fact*